Exhibit 1.2
Management’s Discussion
and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
March 12, 2019

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 (the “2018 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and the 2018 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). Pan American’s significant accounting policies are set out in Note 3 of the 2018 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, "total debt", “working capital", “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the 2018 Financial Statements.
Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits. Any reference to “AISCSOS” in this MD&A should be understood to mean all-in sustaining costs per silver ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

CORE BUSINESS AND STRATEGY
Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. As of December 31, 2018 the Company owned and operated silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. As further discussed in the section of this MD&A entitled “Subsequent Events", on February 22, 2019 the Company completed a transaction (the "Tahoe Acquisition") whereby Pan American acquired all of the issued and outstanding shares of Tahoe Resources Inc. ("Tahoe"). The Tahoe core assets include: the La Arena and Shahuindo gold mines, located in northwestern Peru; the Bell Creek gold mine and mill and the Timmins West gold mine (together, the “Timmins mines”), located in northeastern Ontario, Canada; and the currently suspended Escobal silver mine, located in southeastern Guatemala. Other than in the "Subsequent Events" section of this MD&A, there is no discussion and analysis or any operating outlook relating to any of the Tahoe assets included in this MD&A. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets.

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development.

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices.

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition.

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

PAN AMERICAN SILVER CORP.	3

2018 HIGHLIGHTS
Operations & Project Development

•	Silver production of 24.8 million ounces
Consolidated silver production of 24.8 million ounces was similar to the 25.0 million ounces produced in 2017. Silver production was marginally less than the guidance range of 25.0 million to 26.5 million ounces, as provided in the 2017 annual MD&A dated March 22, 2018 (the "Original Guidance"). The slight production shortfall was primarily due to shortfalls at Dolores and San Vicente, partially offset by higher than forecast production at Morococha, which set an annual record.

•	Gold production of 178.9 thousand ounces
Consolidated gold production was 178.9 thousand ounces in 2018 compared to 160.0 thousand ounces produced in 2017. The 12% increase reflects increased production from Dolores, as a result of higher grades, which more than offset the anticipated production decrease at Manantial Espejo. 2018 gold production was within the Original Guidance range of 175.0 thousand to 185.0 thousand ounces.

•	Record annual base metal production
Zinc production was a record 64.8 thousand tonnes in 2018, 17% higher than in 2017, and was 5% higher than the Original Guidance range of 60.0 thousand tonnes to 62.0 thousand tonnes.
Lead production was a record 22.4 thousand tonnes, up 4% from 2017 and was higher than the Original Guidance range of 21.0 thousand to 22.0 thousand tonnes, driven by increased production at San Vicente, Morococha and La Colorada, reflecting higher grades at all three mines, along with increased throughput at La Colorada.
Copper production of 9.8 thousand tonnes was 27% lower than in 2017, largely due to mine sequencing at Morococha. 2018 annual copper production was 18% lower than the Original Guidance range of 12.0 thousand to 12.5 thousand tonnes, and was within the revised range of 9.0 thousand to 10.4 thousand tonnes provided on August 8, 2018 (the "Revised Guidance")

•	Cash costs of $3.35 per ounce
Consolidated cash costs of $3.35 per ounce were $1.20 per ounce or 26% lower than in 2017, largely due to increased by-product credits driven by increased gold, zinc, and lead production, along with higher gold and copper prices. The 2018 annual cash costs were 7% below the low-end of the Original Guidance of $3.60 to $4.60 per ounce, and were within the Revised Guidance range of $2.80 to $3.80. A record low annual cash cost of $2.02 per ounce was set at La Colorada.

•	Advancement of Joaquin and Cap-Oeste Sur Este ("COSE") project
The Company advanced the development of the COSE and Joaquin projects in Argentina.  At Joaquin the initial fleet of development mining equipment was procured, and the development of the underground mine decline access continued. Progress on the underground decline was less than planned due to difficult ground conditions, which  may result in the project completion being delaying by approximately two months.  At COSE, development of the underground mine decline access also continued, along with commencement of construction on the first underground electrical substation. Both projects remain on budget.

PAN AMERICAN SILVER CORP.	4

Financial

•	Revenue, net earnings, and operating cash flows.
Annual revenue in 2018 of $784.5 million was down 4% from 2017, mainly due to lower realized prices for silver, zinc and lead, partially offset by additional ounces of gold sold in 2018 compared to 2017.
Net earnings were $12.0 million ($0.07 basic earnings per share) compared with $123.5 million ($0.79 basic earnings per share) in 2017. Net earnings in 2018 included impairment charges of $27.8 million, compared to 2017, which had $61.6 million of impairment reversals.
Net cash generated from operating activities of $155.0 million was 31% lower than the $224.6 million generated in 2017, driven primarily by decreased revenue, higher cash taxes paid, and negative working capital changes.
Adjusted earnings in 2018 were $59.4 million ($0.39 basic adjusted earnings per share) compared with $77.7 million ($0.51 basic adjusted earnings per share) in 2017. Lower revenue and higher depreciation in 2018 was partially offset by lower income tax expense and selling costs.

•	Strong liquidity and working capital position
As at December 31, 2018, the Company had cash and short-term investment balances of $212.5 million, working capital of $397.8 million, and $300.0 million available under its undrawn revolving credit facility. During 2018, debt was reduced by $3.9 million, resulting in year-end debt of $6.7 million, mostly related to finance lease liabilities.

•	All-in Sustaining Costs per Silver Ounce Sold (“AISCSOS”)
2018 AISCSOS of $10.73 was similar to the $10.79 recorded in 2017 and was within the Original Guidance range of $9.30 to $10.80, and was higher than the Revised Guidance range of $8.50 to $10.00.

2019 OPERATING OUTLOOK
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A. The following outlook does not include the assets acquired under the Tahoe Acquisition that was completed after December 31, 2018. Management intends to update the 2019 outlook to include these assets along with updated 2019 annual general and administrative costs, and exploration and project development costs forecasts. We anticipate providing the updated guidance, inclusive of the Tahoe assets, in the second quarter of 2019. We may also revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year. The 2019 production, cash costs and AISCSOS outlooks for each mine are further discussed in the "2019 Mine Operation Forecasts" section of this MD&A.
2019 Silver Production, Cash Costs and AISCSOS Forecasts:

	Silver Production (million ounces)	Cash Costs ($ per ounce) (1)	AISCSOS ($ per ounce) (1)
La Colorada	8.0 - 8.2	2.50 - 3.50	3.50 - 4.50
Dolores	5.2 - 5.5	4.50 - 5.50	14.00 - 16.00
Huaron	3.6 - 3.7	6.00 - 7.00	7.50 - 9.25
Morococha (92.3%)(2)	2.8 - 2.9	3.10 - 4.00	7.00 - 9.00
San Vicente (95.0%)(2)	3.5 - 3.7	10.60 - 11.50	12.25 - 13.50
Manantial Espejo	3.4 - 3.6	17.00 - 18.50	17.75 - 19.50
Consolidated Total(3)	26.5 -27.5	6.50 - 7.50	10.80 - 12.30

(1)
Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section “Alternative Performance (Non-GAAP) Measures” for a detailed reconciliation of how these measures are calculated. The cash costs and AISCSOS forecasts assume: metal prices of $14.50/oz for silver, $2,600/tonne ($1.18/lb) for zinc, $1,950/tonne ($0.88/lb) for lead, $6,150/tonne ($2.79/lb) for copper, and $1,250/oz for gold; and, average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.33 of the Peruvian sol ("PEN"), 41.80 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOL"), and $1.30 for the Canadian dollar ("CAD").

(2)	Reflects Pan American’s ownership in the operation.

(3)	Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP.	5

The Company expects 2019 silver production of between 26.5 million and 27.5 million ounces, which is between 1.7 million (7%) and 2.7 million ounces (11%) more than the 2018 consolidated production of 24.8 million ounces. Production increases are expected at Dolores, La Colorada and Manantial Espejo, while production at Morococha, Huaron and San Vicente is expected to be generally consistent with 2018. The expected increase in silver production at Dolores is driven by mine sequencing into higher silver grade zones, combined with increased throughput achieved by improved pre-stripping and underground mining rates. The increase at La Colorada is expected to be achieved by increasing throughput rates through mine mechanization and infrastructure upgrades and improved grades. At Manantial Espejo, the expected increase reflects bringing the COSE and Joaquin mine projects on stream in the second half of 2019.
Consolidated cash costs, net of by-product credits, for 2019 are forecast to be between $6.50 and $7.50 per payable ounce of silver, which is $3.15 to $4.15 higher than the 2018 cash costs of $3.35 per ounce, respectively. The Company expects consolidated cash costs to increase as a result of lower by-product credits, higher direct selling costs, and increased operating costs, partially offset by increased payable silver production. The expected decrease in by-product credits reflects lower base metal price assumptions and lower gold production at Dolores due to mine sequencing. The higher selling costs are driven by changes in the zinc concentrate treatment charges. Increased operating costs are the result of wage inflation, power cost increases in Mexico, and the addition of COSE and Joaquin costs.
Consolidated AISCSOS in 2019 is forecast to be between $10.80 and $12.30 compared to the $10.73 recorded in 2018 (which included net realizable value ("NRV") inventory adjustments that increased AISCSOS by $1.05 per ounce). The expected increase in AISCSOS is largely driven by the same factors expected to increase cash costs discussed above.
2019 By-product Production Forecasts:

	Gold (koz)	Zinc (kt)	Lead (kt)	Copper (kt)
La Colorada	4.1 - 4.8	18.7 - 19.5	9.5 - 9.8	—
Dolores	114.5 - 120.0	—	—	—
Huaron	0.5	17.7 - 18.0	8.5 - 8.8	5.7- 5.9
Morococha (1)	1.2 - 1.5	22.6 - 23.0	5.3 - 5.7	2.8 - 3.1
San Vicente (2)	0.3	6.0 - 6.5	0.7	1.3
Manantial Espejo	42.0 - 45.0	—	—	—
Consolidated Total(3)	162.5 - 172.5	65.0 - 67.0	24.0 - 25.0	9.8 - 10.3

(1)	Morococha data represents Pan American’s 92.3% interest in the mine's production.

(2)	San Vicente data represents Pan American’s 95.0% interest in the mine's production.

(3)	Totals may not add due to rounding.
2019 gold production is expected to be between 162.5 and 172.5 thousand ounces, down from the 178.9 thousand ounces produced in 2018. The decrease reflects anticipated lower gold grades at Dolores as a result of mine sequencing, partially offset by increased gold production at Manantial Espejo with the addition of higher grade ore from the COSE deposit.
Base metal production is expected to increase for zinc, lead and copper in 2019 compared to 2018. Expectations for zinc and lead production are increasing as a result of mine sequencing into higher grades at the Peruvian operations, and from higher sulphide ore throughput at La Colorada. Copper production is expected to increase at Huaron and San Vicente, partially offset by decreases at Morococha as a result of mine sequencing.

PAN AMERICAN SILVER CORP.	6

2019 Capital Expenditure Forecasts
In 2019, Pan American expects sustaining capital investments of between $85.0 million and $90.0 million, a decrease from the $105.2 million invested in 2018. In addition, Pan American expects to invest approximately $30.0 million of project capital, primarily to complete the development of the Joaquin and COSE projects and to advance the exploration effort on the newly discovered skarn deposit at La Colorada. The following table details the forecast capital investments at the Company's operations and projects in 2019:

2019 Forecast Capital Investment ($ millions)
La Colorada	6.5 - 7.0
Dolores	53.0 - 54.0
Huaron	6.5 - 7.5
Morococha	11.0 - 12.0
San Vicente	6.5 - 7.5
Manantial Espejo	1.5 - 2.0
Sustaining Capital Total	85.0 - 90.0
Morococha projects	2.5
Mexico projects	7.5
Joaquin & COSE projects	20.0
Project Capital Total	30.0
Consolidated Total	115.0 - 120.0
The forecast 2019 sustaining capital for each mine is related primarily to the following activities:

•	La Colorada - underground equipment refurbishments, underground ventilation infrastructure expansions and near mine exploration.

•
Dolores - approximately $26.0 million for pre-stripping activities, $23 million for leach pad expansions, and the remainder for underground equipment and infrastructure additions and near-mine exploration.

•	Huaron - mine deepening, near mine exploration and equipment replacements.

•	Morococha - near-mine exploration, underground ventilation infrastructure expansions, and underground mine equipment additions, replacements, and refurbishments.

•	San Vicente - mine equipment refurbishment and replacements, near mine exploration, underground ventilation infrastructure expansions, and camp improvements.

•	Manantial Espejo - exploration programs and upgrades to the process plant.
Forecast 2019 project capital consists of:

•	Approximately $20.0 million to complete the development of the COSE and Joaquin mine projects.

•	Approximately $7.5 million at La Colorada for continued exploration drilling on the newly discovered skarn deposit.

•	Approximately $2.5 million to construct a new powerline and to advance engineering and plant design for a future plant relocation at Morococha.

PAN AMERICAN SILVER CORP.	7

2019 Exploration and Project Development Expense Forecast
The expected 2019 greenfield exploration and project development expense, including approximately $3.4 million of Navidad holding and maintenance costs as will as other holding costs, is expected to be $8.8 million (2018: $11.1 million). These forecasted exploration and project development expenses do not include any such costs expected to be incurred in relation to the Tahoe assets, an estimated $8.0 million in near-mine exploration included in sustaining capital (2018: $9.9 million), and an estimated $7.5 million for La Colorada skarn exploration activities included in project capital (2018: $1.4 million). We anticipate providing updated 2019 exploration sustaining capital as well as the greenfield exploration and project development cost guidance, inclusive of the Tahoe assets, in the second quarter of 2019.
2019 Mine Operation Forecasts
Management of the Company provides expectations for each mine’s 2019 operating performance, including a discussion on expected production, cash costs, and AISCSOS, but excluding the incorporation of the Tahoe mines, below:
La Colorada mine
La Colorada 2019 forecast silver production of 8.0 million to 8.2 million ounces is 5% to 8% more than the 7.6 million produced in 2018, driven by an expected 5% increase in throughput from benefits gained from additional mine mechanizations and the implementation of the hydraulic backfill system, as well as improved grades. The 2019 mine plan contemplates the mining and milling rate to increase from 2,000 tonnes per day ("tpd") in January 2019 to 2,150 tonnes per day by year-end 2019, compared to an average of 1,989 tonnes per day achieved in 2018.
Forecast 2019 cash costs per ounce of between $2.50 and $3.50 represent an increase of $0.48 to $1.48 per ounce, respectively, from the record low $2.02 per ounce achieved in 2018. The increase reflects lower by-product credits driven by lower metal prices, increased concentrate treatment and refining charges, partially offset by the benefits from increased silver and base metal production.
AISCSOS for 2019 is expected to be between $3.50 and $4.50, between 3% and 24% lower than the $4.63 achieved in 2018. The expected decline in AISCSOS is largely driven by an expected $9.9 million to $10.4 million decrease in sustaining capital due to a decrease in planned equipment rehabilitations and replacements as well as the completion of the backfill project in 2018, along with increased silver production, partially offset by lower by-product credits.
Dolores mine
Forecast 2019 silver production of 5.2 to 5.5 million ounces is expected to be 1.1 million to 1.4 million ounces higher than the 4.1 million ounces produced in 2018. The forecast increase is primarily driven by increased throughputs, compared with 2018 when production was reduced by the curtailed operations due to certain security-related road closures and an unusually heavy rainy season. Furthermore, the planned mine sequencing into higher silver grade zones will also result in an improved silver production over silver placed ratio. The mine sequencing is conversely resulting in the expected decline in gold production. 2019 gold production of 114.5 to 120.0 thousand ounces is expected to be 16.6 thousand to 22.1 thousand ounces lower than the 136.6 thousand ounces produced in 2018, respectively.
Cash costs in 2019 are expected to be between $4.50 and $5.50 per ounce, higher than the 2018 cash costs of negative $1.87 per ounce, due to reduced gold credits from lower gold production and a lower gold price assumption, partially offset by the previously discussed increased silver production.
AISCSOS for 2019 is expected to be between $14.00 and $16.00, compared to 2018 AISCSOS of $16.36 (which included NRV inventory adjustments that increased AISCSOS by $5.84 per ounce). Excluding the effect of 2018 NRV adjustments, AISCSOS is expected to increase from 2018 primarily due to lower gold production and increased sustaining capital investments, particularly for the annual open pit pre-stripping and leach pad expansion works required for the life-of-mine plan, partially offset by increased silver production.

PAN AMERICAN SILVER CORP.	8

Huaron mine
In 2019, silver production is expected to be between 3.6 million to 3.7 million ounces, comparable to the 3.6 million ounces produced in 2018. Consistent throughput rates and slightly higher grades from mine sequencing are expected to modestly increase silver and base metal production in 2019 compared to 2018.
2019 cash costs per ounce are forecast to be between $6.00 and $7.00, higher than the 2018 cash costs of $1.63 per ounce, which reflects lower base metal price assumptions and modest inflationary pressures for wages and consumables, partially offset by expected increases in base metal and silver production mentioned previously.
AISCSOS for 2019 is expected to be between $7.50 and $9.25, comparable to the $7.73 achieved in 2018 as a result of the increase in cash costs mentioned previously being largely offset by decreased sustaining capital expenditures due to the completion of the tailings storage facility raise in 2018 and a reduction in the mine deepening project expenditures as it approaches completion.
Morococha mine
The forecast 2019 silver production of 2.8 million to 2.9 million ounces is consistent with the 2.9 million ounces produced in 2018, the result of relatively consistent throughputs, grades and recoveries. However, the planned mine sequencing results in increased production from higher zinc and lead grade zones that contain less copper. As such, lead and zinc production are expected to increase by approximately 17% and 3%, respectively, offset by an approximately 11% decrease in copper production.
Forecast 2019 cash costs of between $3.10 and $4.00 per ounce compare to 2018 cash costs of a negative $4.34 per ounce. The increased cash costs reflect lower base metal price assumptions, increased underground advances and shotcrete costs, and less favorable concentrate treatment and refining terms, partially offset by increased base metal production.
AISCSOS for 2019 is expected to be between $7.00 and $9.00, $5.48 to $7.48 higher than the $1.52 reported in 2018. The increase is the result of decreased base metal price assumptions and increased concentrate treatment charges mentioned previously, which more than offset a decrease in sustaining capital.
San Vicente mine
Silver production for 2019 is forecast to be between 3.5 million and 3.7 million ounces, in-line with the 3.5 million ounces produced in 2018, the result of anticipated throughput increases being partially offset by lower grades. Zinc production is expected to be lower than the 7.97 thousand tonnes produced in 2018, lead production is expected to be relatively consistent, and copper production is expected to increase by 27%, all due to grade differences from mine sequencing.
Cash costs in 2019 are expected to be between $10.60 and $11.50 per ounce, similar to the 2018 cash costs of $10.12 as the increases in operating costs and lower by-product metal price assumptions, are expected to be offset by lower royalties and increased copper production.
AISCSOS for 2019 is expected to be between $12.25 and $13.50, comparable to the $12.19 reported in 2018, due to the same factors impacting cash costs mentioned previously.
Manantial Espejo mine
Forecast 2019 silver production of 3.4 to 3.6 million ounces is higher than the 3.1 million ounces produced in 2018. Further, 2019 gold production of 42.0 thousand to 45.0 thousand ounces is significantly higher than the 34.6 thousand ounces produced in 2018. The expected increase in production is attributable to the addition of higher-grade COSE and Joaquin ore in the second half of 2019 as these projects ramp-up to commercial production.
Forecast 2019 cash costs of $17.00 to $18.50 per ounce are higher than the 2018 cash costs of $13.91 per ounce, as a result of the additional costs associated with mining and hauling the COSE and Joaquin ores, particularly during the continued ramp-up phase subsequent to the commencement of commercial production, along with expected labour cost increases in response to currency devaluations and inflation that occurred in Argentina in 2018.

PAN AMERICAN SILVER CORP.	9

AISCSOS for 2019 is expected to be between $17.75 and $19.50, an increase from the $16.83 reported in 2018. The increase is due to the same factors affecting cash costs mentioned previously, as well as a decrease in exploration expense relative to 2018.

2018 OPERATING PERFORMANCE
The following table provides silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and twelve month periods ended December 31, 2018 and 2017:

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
La Colorada	2,074	1,870	7,617	7,056	1.73	0.43	2.02	2.08
Dolores	824	1,256	4,081	4,232	7.06	(3.93)	(1.87)	(1.65)
Alamo Dorado	—	33	—	641	NA	2.09	NA	16.49
Huaron	965	951	3,561	3,684	2.82	2.08	1.63	1.35
Morococha(2)	740	721	2,881	2,634	0.61	(7.42)	(4.34)	(5.34)
San Vicente(3)	937	1,102	3,544	3,610	9.23	9.04	10.12	11.85
Manantial Espejo	587	646	3,092	3,123	25.53	26.52	13.91	18.25
Total (4)	6,127	6,579	24,775	24,979	6.12	3.18	3.35	4.55

(1)
Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the 2018 Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4)	Totals may not add due to rounding.
Silver Production
Consolidated silver production in the fourth quarter of 2018 ("Q4 2018 ") of 6.13 million ounces was 7% less than the 6.58 million ounces produced in the fourth quarter of 2017 ("Q4 2017"). The decrease was driven by lower production at Dolores and San Vicente, as a result of lower grades and recoveries, partially offset by increased production at La Colorada from improved throughput. Consolidated annual silver production of 24.8 million ounces was similar to the 25.0 million produced in 2017, largely the result of increased production from increased throughput at La Colorada, and from improved grades at Morococha, offsetting the loss from cessation of production from the Alamo Dorado mine, which produced 640.7 thousand ounces before ceasing production in 2017. Each operation’s silver production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Cash Costs
Consolidated cash costs per ounce of silver for Q4 2018 and full year 2018 were $6.12 and $3.35, respectively, representing a 92% increase and a 26% reduction from Q4 2017 and 2017, respectively. Record low annual cash costs per ounce were achieved at La Colorada in 2018.
The quarter-over-quarter increase was the result of higher direct unit operating costs, mainly from Dolores, lower by-product credits from decreased base metal prices, lower gold production at Manantial Espejo, and lower silver production at Dolores. The lower annual cash costs were attributable to increased by-product credits driven by increased gold, zinc and lead production; along with higher gold, zinc and copper prices. Year-over-year direct consolidated operating costs were generally consistent, with increased costs at Dolores being largely offset by lower costs at Manantial Espejo, and no production costs at Alamo Dorado in the current year compared to the 2017 high cost production in its final year. Each operation’s cash costs variances are discussed in the “Individual Mine Performance” section of this MD&A.

PAN AMERICAN SILVER CORP.	10

By-Product Production

	By-Product Production
	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Gold – koz	37.2	43.7	178.9	160.0
Zinc – kt	18.5	14.7	64.8	55.3
Lead – kt	6.3	5.4	22.4	21.5
Copper – kt	2.2	3.0	9.8	13.4
Gold production during Q4 2018 was 37.2 thousand ounces, lower than the 43.7 thousand ounces produced in Q4 2017. The decrease is mainly attributable to Manantial Espejo, where production continues from processing material from underground production and lower grade stockpiles. In addition, there was less gold produced at Dolores as a result of lower grades from mine sequencing. 2018 annual gold production of 178.9 thousand ounces was 12% higher than in 2017. The increase was on account of Dolores' increased production that resulted from the anticipated higher grades, which more than offset the anticipated production decrease at Manantial Espejo, due to processing lower grade stockpiles as a result of the completion of open pit mining activities in 2017.
Q4 2018 zinc production was 26% higher than Q4 2017, driven by increased production at San Vicente, Morococha, and La Colorada, reflecting higher grades at all three mines, along with increased throughput at La Colorada. Q4 2018 lead production was 17% higher than Q4 2017, the result of increased throughput at La Colorada. Q4 2018 copper production was 28% lower than in Q4 2017 as a result of the anticipated lower grades at Morococha.
Record annual zinc production of 64.8 thousand tonnes in 2018 was 17% higher than in 2017, driven by higher grades at Morococha and San Vicente from mine sequencing, and higher throughput at the expanded La Colorada mine. 2018 consolidated lead production was a record 22.4 thousand tonnes, up 4% from 2017, driven by increased grades from Morococha mine sequencing. 2018 copper production of 9.8 thousand tonnes was 27% lower than in 2017, due largely to Morococha mine sequencing. Each operation’s by-product production is discussed in the “Individual Mine Performance” section of this MD&A.
Average Market Metal Prices
The following tables set out the average market price for each metal produced for 2018 and 2017:

	Average Market Metal Prices(1)
	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Silver $/ounce	14.54	16.73	15.71	17.05
Gold $/ounce	1,226	1,275	1,268	1,257
Zinc $/tonne	2,631	3,236	2,922	2,896
Lead $/tonne	1,964	2,492	2,242	2,317
Copper $/tonne	6,172	6,808	6,523	6,166

(1)
Average market prices for zinc, lead and copper are the London Metal Exchange cash prices for the three and twelve month periods ended December 31, 2018 and 2017. Silver and gold prices are the London Bullion Metal Association prices for the same periods.

PAN AMERICAN SILVER CORP.	11

AISCSOS
The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three and twelve months ended December 31, 2018, as compared to the same period in 2017:

	Payable Silver Sold (ounces ‘000s)				AISCSOS(1) ($ per ounce)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
La Colorada	1,780	1,847	7,069	6,853	5.93	2.81	4.63	4.44
Dolores	870	1,225	4,205	4,089	35.36	13.62	16.36	10.00
Alamo Dorado	—	133	—	867	—	17.45	—	17.69
Huaron	858	813	3,094	3,181	9.19	7.00	7.73	5.25
Morococha	674	658	2,652	2,448	4.24	(1.54)	1.52	1.22
San Vicente	502	1,218	3,054	3,603	13.57	12.31	12.19	14.40
Manantial Espejo	615	766	3,086	3,171	27.94	28.63	16.83	23.42
Total (2)	5,299	6,659	23,160	24,212	15.86	10.86	10.73	10.79

(1)
AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements. G&A costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2)	Totals may not add due to rounding.

Consolidated AISCSOS for Q4 2018 and 2018, were $15.86 and $10.73, respectively, representing an increase of 46% and a decrease of 1%, respectively, from the comparable AISCSOS amounts in 2017.
The $5.00 quarter-over-quarter increase in AISCSOS largely reflects: a $4.57 per ounce decrease in by-product credits, driven by lower by-product metal prices and lower quantities of gold and copper sold; lower silver sales quantities, due to lower production at Dolores and the timing of sales at San Vicente and La Colorada; increased negative NRV inventory adjustments, which increased Q4 2018 AISCSOS by $2.50 ($0.83 increase in Q4 2017); and higher sustaining capital, primarily related to mine deepening projects at Huaron and equipment investments at La Colorada. These AISCSOS increases were partially offset by lower production costs, as well as lower royalties and selling costs from lower volumes of silver sold.
The comparable annual change in AISCSOS reflects: higher sustaining capital, largely from pre-stripping and leach pad works at Dolores; increased negative NRV inventory adjustments, which increased 2018 AISCSOS by $1.05 ($0.51 increase in 2017); and lower quantities of silver sold; being offset by $0.89 per ounce higher by-product credits, from increased gold and zinc sales; and, lower direct selling costs relating to decreased concentrate treatment charges.
Individual Mine Performance
2018 Actual versus 2018 Forecast
The following tables summarize the 2018 metal production, cash costs and AISCSOS achieved for each individual operation compared to the original annual forecasted amounts as provided in the Original Guidance. Reported metal figures included in tables in this section are volumes of metal produced. For the purposes of these comparisons, the symbols have the following meanings:

✓✓	Actual results were better than 2018 Original Guidance range
✓	Actual results met 2018 Original Guidance range
✗	Actual results fell short of 2018 Original Guidance range

PAN AMERICAN SILVER CORP.	12

	2018 Silver Production (million ounces)			2018 Cash Costs(1) ($ per ounce)			2018 AISCSOS(1) ($ per ounce)
	Forecast (2)	Actual		Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	7.4 - 7.7	7.62	✓	1.35 - 1.70	2.02	✗	3.80 - 4.30	4.63	✗
Dolores	4.5 - 4.9	4.08	✗	(1.25) - 0.45	(1.87)	✓✓	9.00 - 12.00	16.36	✗
Huaron	3.6 -3.8	3.56	✗	0.75 - 1.50	1.63	✗	6.50 - 7.75	7.73	✓
Morococha(3)	2.5 -2.7	2.88	✓✓	(5.80) - (4.30)	(4.34)	✓	1.05 - 3.50	1.52	✓
San Vicente(3)	3.9 - 4.1	3.54	✗	10.00 -10.50	10.12	✓	11.60 - 12.50	12.19	✓
Manantial Espejo	3.2 - 3.3	3.09	✗	17.60 -19.00	13.91	✓✓	18.45 - 20.20	16.83	✓✓
Total(4)	25.0 -26.5	24.78	✗	3.60 - 4.60	3.35	✓✓	9.30 - 10.80	10.73	✓

(1)
Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

(2)	Forecast amount per the Original Guidance.

(3)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(4)	Totals may not add due to rounding.

	2018 Gold Production (koz)			2018 Zinc Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	4.2 – 4.3	4.4	✓✓	17.0 – 18.0	17.8	✓
Dolores	138.9 – 147.7	136.6	✗	—	—
Huaron	1.0	0.8	✗	18.5 – 18.7	17.4	✗
Morococha(2)	2.2 – 2.3	2.1	✗	18.0 – 18.6	22.2	✓✓
San Vicente(2)	0.2	0.5	✓✓	6.5 – 6.7	7.5	✓✓
Manantial Espejo	28.5 – 29.5	34.6	✓✓	—	—
Total(3)	175.0 – 185.0	178.9	✓	60.0 - 62.0	64.8	✓✓

(1)	Forecast amount per the Original Guidance.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.

	2018 Lead Production (kt)			2018 Copper Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	9.2 – 9.4	8.8	✗	—	—
Huaron	7.3 – 7.6	8.0	✓✓	6.0 – 6.2	5.4	✗
Morococha(2)	4.3 – 4.7	4.7	✓	5.1 – 5.3	3.3	✗
San Vicente(2)	0.2	0.8	✓✓	0.9	1.0	✓✓
Total(3)	21.0 – 22.0	22.4	✓✓	12.0 - 12.5	9.8	✓

(1)	Forecast amount per the Original Guidance.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	13

	2018 Capital Expenditure ($ millions)
	Forecast(1)	Actual(2)
La Colorada	16.5 – 17.0	16.9
Dolores	47.5 – 49.0	48.5
Huaron	17.0 – 17.5	15.9
Morococha	12.0 – 12.5	14.1
San Vicente	6.0 – 7.0	7.0
Manantial Espejo	1.0 – 2.0	2.8
Sustaining Capital Sub-total(2)	100.0 - 105.0	105.2
Morococha projects	2.0	—
Mexico projects	13.0	15.9
Joaquin and COSE projects	35.0	25.4
Project Capital Sub-total(2)	50.0	41.3
Total Capital	150.0 – 155.0	146.5

(1)	Forecast amount per the Original Guidance.

(2)
The total sustaining capital amounts capitalized in 2018 were $0.8 million less than the $106.0 million of 2018 sustaining capital cash outflows. Project capital amounts capitalized in 2018 were $3.4 million less than the $44.7 million of 2018 project capital cash outflows. The sustaining capital cash outflows are included in the 2018 AISCSOS calculation, shown in the “Alternative Performance (non-GAAP) Measures” section of this MD&A, and in the tables included for the individual mines in the "Individual Mine Performance" section of this MD&A; these amounts are different than the amounts capitalized in the period, which are provided in the table above. These differences are due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

Silver Production
Consolidated 2018 silver production was 24.8 million ounces which is 1% lower than the 25.0 million ounce low-end of the Original Guidance. The slight production shortfall was primarily due to underperformance at Dolores and San Vicente, partially offset by higher-than-forecast production at Morococha, which set an annual record. At Dolores, above average rainfalls during the third quarter in 2018 hampered our ability to make up open pit tonnages following the security-related road closures in June, resulting in a shortfall of tonnes placed on the heap. In addition, slower cement deliveries due to logistical challenges required lower solution application and reduced leach rates. At San Vicente, narrow vein mechanization efforts required additional operator training, resulting in lower throughput and increased dilution.
Cash Costs
Consolidated cash costs of $3.35 per ounce were less than the $3.60 per ounce low-end of the Original Guidance, reflecting lower direct costs, mainly from heap-inventory build at Dolores and lower costs at Manantial Espejo from currency devaluation, as well as lower than expected concentrate treatment charges.
By-Product Production
Consolidated gold production of 178.9 thousand ounces was in-line with the Original Forecast range of 175.0 to 185.0 thousand ounces. Higher than expected grades at Manantial Espejo offset the production shortfall at Dolores, resulting in 5.1 thousand ounces, or 17%, more production than the high-end of the Original Guidance range.
Consolidated zinc production in 2018 exceeded the high-end of the Original Guidance range by 5% and is mainly attributable to Morococha mining into zones with higher than originally planned zinc grade zones. Consolidated annual lead production was largely in-line with that originally forecast. Consolidated copper production was 18% lower than the low-end of the Original Guidance range, due to mining occurring in different zones with lower than originally planned copper grades at Morococha in 2018.

PAN AMERICAN SILVER CORP.	14

AISCSOS
Consolidated AISCSOS of $10.73 was towards the high-end of the $9.30 to $10.80 Original Guidance range, however if the $2.50 impact of negative NRV adjustments is excluded, then the net of NRV AISCSOS of $9.68 would be at the low end of the Original Guidance range. This reflects lower than expected direct production costs, as described in the "Cash Costs" section above, being largely offset by lower than expected by-product credits from lower prices, and lower than expected quantities of silver sold.
La Colorada mine

	Year ended December 31,
	2018	2017
Tonnes milled - kt	726.0	655.3
Average silver grade – grams per tonne	358	368
Average zinc grade - %	2.83	2.81
Average lead grade - %	1.40	1.54
Average silver recovery - %	91.2	91.1
Average zinc recovery - %	86.5	83.7
Average lead recovery - %	87.2	86.9
Production:
Silver – koz	7,617	7,056
Gold – koz	4.40	4.29
Zinc – kt	17.79	15.44
Lead – kt	8.84	8.80

Cash cost per ounce net of by-products(1)	$2.02	$2.08

AISCSOS(2)	$4.63	$4.44

Payable silver sold - koz	7,069	6,853

Sustaining capital expenditure - ('000s)(3)	$16,942	$13,280

Sustaining capital cash outflow - (’000s)(3)	$15,462	$13,970

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

(3)
Sustaining capital expenditures exclude $7.1 million of project capital for 2018 (2017: $6.9 million) related to investment capital incurred on the La Colorada expansion projects as disclosed in the “Project Development Update” section of this MD&A.

2018 versus 2017
Production:

•	Silver: 8% increase, driven primarily from improved throughput attributable to the mine expansion completed in 2017.

•
By-products: 15% increase in zinc from improved throughput and higher grades from mine sequencing. Comparable lead production due to lower grades from mine sequencing, largely offset by the increase in throughput.

Cash costs: were a record low; the 3% decrease reflects: improved by-product credits with higher base metal production more than offsetting lower zinc and lead prices; and increased silver production being largely offset by increased direct unit operating costs, particularly power costs.
AISCSOS: the 4% increase was driven by increased operating costs discussed in cash costs above as well as increased sustaining capital discussed below.

PAN AMERICAN SILVER CORP.	15

Sustaining Capital: primarily related to investments in equipment replacements and rehabilitations, the hydraulic backfill system, plant infrastructure and increased near-mine exploration activities.
2018 versus 2018 Forecast
Production:

•	Silver: in-line with the forecast range of 7.4 to 7.7 million ounces.

•
By-products: zinc in-line with the forecast range of 17.0 to 18.0 thousand tonnes. Lead 4% less than forecast range of 9.2 to 9.4 thousand tonnes, due to lower than expected lead grade, partially offset by better than expected throughput.

Cash costs: were $0.32 higher than the high-end of $1.35 to $1.70 forecast range due to lower than expected by-product credits from lower than forecast metal prices, and higher than expected power costs.
AISCSOS: were $0.33 higher than the high-end of $3.80 to $4.30 forecast range due to the same factors that drove higher cash costs.
Sustaining Capital: in-line with the forecast range of $16.5 to $17.0 million.
Dolores mine

	Year ended December 31,
	2018	2017
Tonnes placed - kt	6,903.3	6,604.9
Average silver grade – grams per tonne	31	38
Average gold grade – grams per tonne	0.85	0.66
Average silver produced to placed ratio - %	59.2	51.7
Average gold produced to placed ratio - %	72.2	70.7
Production:
Silver – koz	4,081	4,232
Gold – koz	136.6	103.0

Cash cost per ounce net of by-products(1)	(1.87)	(1.65)

AISCSOS(2)	16.36	10.00

Payable silver sold - koz	4,205	4,089

Sustaining capital expenditure - ('000s)(3)	48,470	38,421

Sustaining capital cash outflows - (’000s)(3)	$48,842	$36,071

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

(3)
Sustaining capital expenditures excludes $8.8 million of project capital for 2018 (2017: $49.9 million) related to investment capital incurred on Dolores expansion projects, as disclosed in the “Project Development Update” section of this MD&A.

PAN AMERICAN SILVER CORP.	16

2018 versus 2017
Production:

•
Silver: 4% lower due to a reduction in stacking rates and silver grades resulting from the re-sequencing of the mine plan because of the 15-day suspension of mining activities in June 2018 and seasonal heavy rains affecting access to certain ore zones, partially offset by enhanced recoveries attributable to the pulp agglomeration plant completed in 2017. Delivery of additional plate and frame expansion kits, to maximize the capacity of the existing filter units in the pulp agglomeration plant, occurred in Q3 2018 and installation commenced in Q4 2018.

•	By-products: 33% increase in gold due to better grades from mine sequencing, and higher recoveries due to the addition of the pulp agglomeration plant and the timing of leach pad kinetics.
Cash costs: Decreased $0.22 per ounce due to increased by-product credits from increased gold production, partially offset by higher operating costs associated with the pulp agglomeration plant, higher direct unit operating costs, particularly power costs, delays in the ramp up of stope mining in the underground mine, and greater waste mining due to the re-sequencing of the mine plan.
AISCSOS: increased $6.36 due to the following factors: (i) negative NRV adjustments that resulted in a year over year increase of $4.17 per ounce; (ii) a $12.8 million increase in cash sustaining capital expenditures, due mostly to the higher pre-stripping rates and leach pad pumping and expansions; and, (iii) higher direct operating costs as described above. These factors were partially offset by higher by-product credits from higher gold sales during the year.
Sustaining Capital: comprised mainly of pre-stripping and the restart of the leach pad expansions, both of which were at higher levels of activity compared to 2017.
2018 versus 2018 Forecast
Production:

•
Silver: 9% less than the forecast range of 4.5 to 4.9 million ounces, due to the above average rainfalls during the third quarter that hampered the ability to make up open pit tonnages following the security-related road closures in June 2018, resulting in a shortfall of tonnes placed on the heap. In addition, slower cement deliveries due to logistical challenges required lower solution application and reduced leach rates.

•	By-products: gold production was 2% less than the forecast range of 138.9 to 147.7 thousand ounces, due to the same factors that drove the silver production shortfall.
Cash costs: were $0.62 lower than the low-end of $(1.25) to $0.45 forecast range due to lower than expected direct operating costs as a result of inventory, and thus cost, buildups in the heap.
AISCSOS: were $4.36 higher than the high-end of $9.00 to $12.00 forecast range mainly due to $5.84 per ounce in negative NRV adjustments, less by-product credits from lower gold production, and lower quantities of silver sold, partially offset by the lower direct operating costs described above.
Sustaining Capital: in-line with the forecast range of $47.5 to $49.0 million.

PAN AMERICAN SILVER CORP.	17

Huaron mine

	Year ended December 31,
	2018	2017
Tonnes milled - kt	935.0	928.1
Average silver grade – grams per tonne	142	146
Average zinc grade - %	2.44	2.70
Average lead grade - %	1.18	1.23
Average copper grade - %	0.76	0.84
Average silver recovery - %	82.7	85.2
Average zinc recovery - %	76.0	77.6
Average lead recovery - %	73.2	77.7
Average copper recovery - %	76.9	78.5
Production:
Silver – koz	3,561	3,684
Gold – koz	0.79	1.15
Zinc – kt	17.38	19.37
Lead – kt	8.05	8.77
Copper – kt	5.44	6.09

Cash cost per ounce net of by-products(1)	$1.63	$1.35

AISCSOS(2)	$7.73	$5.25

Payable silver sold – koz	3,094	3,181

Sustaining capital expenditure - ('000s)	15,940	8,786

Sustaining capital cash outflows - (’000s)	$17,109	$10,267

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

2018 versus 2017
Production:

•	Silver: 3% lower, primarily due to lower recoveries from mine sequencing into different ore types.

•	By-products: Decreased zinc, lead and copper production of 10%, 8% and 11%, respectively, as a result of lower grades due to mine sequencing.
Cash costs: $0.28 per ounce higher due primarily to higher direct unit operating costs and reduced by-product credits from lower base metal prices and lower zinc and copper production, partially offset by improved concentrate treatment terms.
AISCSOS: an increase of $2.48 due to the same factors affecting year-over-year cash costs, as well as higher sustaining capital.
Sustaining Capital: related primarily to equipment replacements and refurbishments, plant and infrastructure upgrades, near-mine exploration, mine deepening and a tailings storage facility raise. The increase from 2017 was related primarily to the 2018 tailings storage facility raise and mine deepening projects.

PAN AMERICAN SILVER CORP.	18

2018 versus 2018 Forecast
Production:

•	Silver: slightly lower than the forecast range of 3.6 to 3.8 million ounces on account of slightly lower grades.

•
By-products: zinc 6% lower than the low-end of the forecast range of 18.5 to 18.7 thousand tonnes and copper 9% lower than the low-end of the forecast range of 6.0 to 6.2 thousand tonnes, both on account of lower than originally forecast grades and recoveries. Lead production was 6% higher than the high-end of the forecast range of 7.3 to 7.6 thousand tonnes, as slightly increased throughput offset the lower grades.

Cash costs: were $0.13 higher than the high-end of $0.75 to $1.50 forecast range due to lower than expected by-product credits from lower than forecast metal prices and production.
AISCSOS: were in-line, though close to the high-end of the $6.50 to $7.75 forecast range due to same factors that drove higher cash costs, and lower than forecast sustaining capital.
Sustaining Capital: 6% lower than the low-end of the forecast range of $17.0 to $17.5 million, due to the timing of expenditures.
Morococha mine(1)

	Year ended December 31,
	2018	2017
Tonnes milled – kt	672.0	676.9
Average silver grade – grams per tonne	149	137
Average zinc grade - %	3.80	3.01
Average lead grade - %	0.92	0.78
Average copper grade - %	0.66	1.20
Average silver recovery - %	90.7	89.2
Average zinc recovery - %	87.4	79.6
Average lead recovery - %	76.5	66.6
Average copper recovery - %	75.7	83.9
Production:
Silver – koz	2,881	2,634
Gold – koz	2.09	3.53
Zinc – kt	22.17	16.13
Lead – kt	4.69	3.46
Copper – kt	3.30	6.64

Cash cost per ounce net of by-products (2)	$(4.34)	$(5.34)

AISCSOS(3)	$1.52	$1.22

Payable silver sold (100%) - koz	2,652	2,448

Sustaining capital expenditure (100%) - ('000s)	14,085	12,454

Sustaining capital cash outflow (100%) - (’000s)	$14,840	$12,428

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

PAN AMERICAN SILVER CORP.	19

2018 versus 2017
Production:

•	Silver: 9% higher, primarily due to higher grades from mine sequencing.

•	By-products: a 37% and 35% increase in zinc and lead production, respectively, and a 50% decrease in copper production, all related to mine sequencing.
Cash costs: $1.00 per ounce higher, primarily because of lower by-product prices and higher direct unit operating costs, partially offset by higher silver production and better concentrate treatment terms.
AISCSOS: $0.30 increase, primarily driven by the same factors affecting year-over-year cash costs.
Sustaining Capital: primarily related to expanded near-mine exploration, equipment replacements and refurbishments, mine ventilation, and plant and infrastructure upgrades.
2018 versus 2018 Forecast
Production:

•	Silver: 7% higher than the forecast range of 2.5 to 2.7 million ounces on account of higher than expected grades and recoveries.

•
By-products: zinc production was 19% higher than the high-end of the forecast range of 18.0 to 18.6 thousand tonnes, and copper production was 35% lower than the low-end of the forecast range of 5.1 to 5.3 thousand tonnes, both the result of mining into zones with higher than originally planned zinc grades and lower than originally planned copper grades. Lead production for the year was in-line with the forecast range of 4.3 to 4.7 thousand tonnes.

Cash costs: were in-line with the $(5.80) to $(4.30) forecast range, with lower by-product prices and marginally higher operating costs being offset by higher zinc, lead and silver production.
AISCSOS: were in-line with $1.05 to $3.50 forecast range.
Sustaining Capital: was 13% higher than the high-end of the forecast range of $12.0 to $12.5 million, primarily due to the decision to increase near-mine exploration activities and expenses related to deepening the Manuelita mine.

PAN AMERICAN SILVER CORP.	20

San Vicente mine (1)

	Year ended December 31,
	2018	2017
Tonnes milled – kt	332.9	328.1
Average silver grade – grams per tonne	362	374
Average zinc grade - %	2.77	1.94
Average lead grade - %	0.34	0.29
Average copper grade - %	0.40	0.43
Average silver recovery - %	92.7	92.6
Average zinc recovery - %	81.5	68.7
Average lead recovery - %	64.8	80.1
Average copper recovery - %	80.3	83.8
Production:
Silver – koz	3,544	3,610
Gold – koz	0.50	0.51
Zinc – kt	7.47	4.36
Lead – kt	0.78	0.47
Copper – kt	1.02	0.63

Cash cost per ounce net of by-products (2)	$10.12	$11.85

AISCSOS(3)	$12.19	$14.40

Payable silver sold (100%) - koz	3,054	3,603

Sustaining capital expenditure (100%) - ('000s)	6,965	8,146

Sustaining capital (100%) - (’000s)	$6,949	$8,146

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

2018 versus 2017
Production:

•	Silver: slightly lower due to lower grades and dilution experienced with narrow vein mining, largely offset by increased throughput.

•	By-products: increased zinc, lead, and copper production of 71%, 64% and 61% respectively, the result of overall better base metal grades due to mine sequencing.
Cash costs: $1.73 per ounce lower due to increased base metal quantities and improved concentrate terms, partially offset by higher direct unit operating costs attributable to the transition to more mechanized mining methods and wage increases.
AISCSOS: a $2.21 reduction due to the same factors affecting year-over-year cash costs, as well as lower royalty expenses due to the timing of revenue and royalty expense recognition and lower sustaining capital.
Sustaining Capital: expenditures primarily relate to mine equipment replacements and rehabilitations, near-mine exploration, tailings storage facility expansion, and mine site and camp infrastructure.

PAN AMERICAN SILVER CORP.	21

2018 versus 2018 Forecast
Production:

•
Silver: 9% lower that the low end of the forecast range of 3.9 to 4.1 million ounces, the result of narrow vein mechanization efforts that required additional operator training, resulting in lower throughput and increased dilution.

•
By-products: zinc production was 12% higher than the high-end of the forecast range of 6.5 to 6.7 thousand tonnes, lead was over three times higher than the 0.2 thousand tonnes forecasted, and copper was 13% higher than the 0.9 thousand tonnes forecasted, primarily the result of better than expected base metal grades.

Cash costs: were in-line with the $10.00 to $10.50 forecast range, attributable to lower than expected by-product metal prices offset by the higher than forecast base metal production.
AISCSOS: were in-line with the $11.60 to $12.50 forecast range, due to same factors described in cash costs.
Sustaining Capital: in-line with the forecast range of $6.0 to $7.0 million.
Manantial Espejo mine

	Year ended December 31,
	2018	2017
Tonnes milled - kt	804.4	793.5
Average silver grade – grams per tonne	135	134
Average gold grade – grams per tonne	1.42	1.88
Average silver recovery - %	88.0	90.6
Average gold recovery - %	93.4	93.8
Production:
Silver – koz	3,092	3,123
Gold – koz	34.55	45.34

Cash cost per ounce net of by-products (1)	$13.91	$18.25

AISCSOS(2)	$16.83	$23.42

Payable silver sold - koz	3,086	3,171

Sustaining capital expenditure - ('000s)	2,827	3,333

Sustaining capital - (’000s)	$2,827	$3,333

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2018 Financial Statements.

2018 versus 2017
Production:

•	Silver: comparable due to slightly better grades, partially offset by lower recoveries.

•	By-products: 24% decrease in gold production due to processing of lower grade stockpile ore, as planned.
Cash costs: a $4.34 per ounce decrease from lower direct unit operating costs from the devaluation in the Argentine peso and the termination of open pit mining at the end of the third quarter of 2017, partially offset by lower by-product credits from the lower gold production.
AISCSOS: a $6.59 per ounce decrease due to an $8.3 million decrease in negative NRV inventory adjustments and the lower operating costs described above, partially offset with lower by-product credits from lower gold sales.
Sustaining Capital: primarily related to near-mine exploration.

PAN AMERICAN SILVER CORP.	22

2018 versus 2018 Forecast
Production:

•	Silver: 3% less than the low-end of the forecast range of 3.2 to 3.3 million ounces, due to lower than expected grades.

•	By-products: gold production was 17% more than the high-end of the forecast range of 28.5 to 29.5 thousand ounces, the result of higher than anticipated gold grades.
Cash costs: were $3.69 lower than the low-end of the $17.60 to $19.00 forecast range due to lower than expected direct operating costs as a result of the devaluation of the Argentine peso, and higher by-product credits from the higher quantities of gold sold.
AISCSOS: were $1.62 lower than the low-end of $18.45 to $20.20 forecast range due to the same factors that drove lower cash costs.
Sustaining Capital: above Original Guidance range of $1.0 to $2.0 million, primarily due to a surface loader purchase to increase throughput, and additional underground equipment purchases.

PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in 2018 as compared to 2017.

Project Development Investment	Year ended December 31,
(thousands of USD)
	2018	2017
Dolores Projects (1)	8,789	49,886
La Colorada Expansion (2)	7,099	6,869
Total Mexico Projects	15,888	56,755
Joaquin & COSE Projects (3)	25,403	4,674
Total	41,291	61,429

(1)	As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during 2018 were $1.8 million less than the project cash outflows (2017: $0.6 million less).

(2)	As a result of periodic changes in accounts payable balances, the amounts capitalized for the project during 2018 were $0.1 million more than the project cash outflows (2017: $1.1 million more).

(3)
As a result of periodic changes in accounts payable balances, the amounts capitalized for the project during 2018 were $1.6 million less than the project cash outflows (2017: $2.0 million more). In 2017 total expenditures of $9.7 million were incurred for the Joaquin and COSE projects, of which $5.0 million was expensed as part of 2017 exploration and project development expenses, and the remaining $4.7 million was capitalized.

Dolores and La Colorada
The Company invested $8.8 million on completing the Dolores expansion projects, the majority of which was spent on the construction of the underground mine maintenance shop and the acquisition of additional underground mobile equipment units. The underground mine crews were remobilized following the 10-week suspension of underground mining, and the mine recommenced production and ramp-up in Q4 2018, including the continued development of the footwall drifts and ramps in the south-zone.
The Company invested $7.1 million on the La Colorada projects, primarily relating to the construction of a tailings storage facility raise and commissioning of a neutralization plant and exploration on the skarn deposit.
Joaquin and COSE
The Company invested $15.6 million on the Joaquin project, primarily on the surface facilities and the initial fleet of development mining equipment. Approximately 494 metres of development were completed on the decline access for the underground mine, which was less than planned due to difficult ground being unexpectedly encountered close to the surface. The delay in developing the decline access may result in extending completion of the Joaquin project by approximately two months. The Joaquin project remains on budget.

PAN AMERICAN SILVER CORP.	23

During 2018, the Company invested $9.8 million at COSE, primarily on the decline access to the underground mine. During the year, 308 metres of ramp development were completed for a total of 1,397 metres to date.  Construction commenced on the first underground electrical substation, the fresh air raise bore was completed from the 338 level to surface, and installation of a safety escape ladder-way was completed. The COSE project remains on budget.

OVERVIEW OF 2018 FINANCIAL RESULTS
Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results in the quarters and years presented below are volatility of realized metal prices, and the timing of sales, which varies with the timing of shipments. The fourth quarter of 2018 included an impairment charge to Manantial Espejo. Q4 2017 included an impairment reversal to Morococha and Calcatreu.

2018	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$206,961	$216,460	$187,717	$173,357	$784,495
Mine operating earnings (loss)	$55,124	$54,851	$(4,412)	$(4,666)	$100,897
Earnings (loss) for the period attributable to equity holders	$47,376	$36,187	$(9,460)	$(63,809)	$10,294
Basic earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Diluted earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Cash flow from operating activities	$34,400	$66,949	$41,699	$11,930	$154,978
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$1,937,476
Total long-term financial liabilities(1)					$96,828
Total attributable shareholders’ equity					$1,508,212

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2017	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$198,687	$201,319	$190,791	$226,031	$816,828
Mine operating earnings	$32,875	$44,782	$47,818	$43,285	$168,760
Earnings for the period attributable to equity holders	$19,371	$35,472	$17,256	$48,892	$120,991
Basic earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Diluted earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Cash flow from operating activities	$38,569	$42,906	$63,793	$79,291	$224,559
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.100
Other financial information
Total assets					$1,993,332
Total long-term financial liabilities(1)					$90,027
Total attributable shareholders’ equity					$1,516,850

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	24

2016	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$158,275	$192,258	$233,646	$190,596	$774,775
Mine operating earnings	$16,698	$44,730	$88,495	$48,956	$198,879
Earnings for the period attributable to equity holders	$1,738	$33,804	$42,766	$21,777	$100,085
Basic earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Diluted earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Cash flow from operating activities	$771	$66,019	$102,346	$45,668	$214,804
Cash dividends paid per share	$0.0125	$0.0125	$0.0125	$0.0125	$0.0500
Other financial information
Total assets					$1,898,141
Total long-term financial liabilities(1)					$118,594
Total attributable shareholders’ equity					$1,396,298

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.
Income Statement: 2018 versus 2017
Net earnings of $12.0 million were recorded in 2018 compared to $123.5 million in 2017, which corresponds to basic earnings per share of $0.07 and $0.79, respectively.
The following table highlights the key items driving the difference between the net earnings in 2018 and 2017:

Net earnings, year ended December 31, 2017 (in thousands of USD)		$123,451	Note
Decreased revenue:
Decreased realized metal prices	$(34,179)
Higher quantities of metal sold	3,488
Decreased direct selling costs	16,225
Decreased positive settlement adjustments	(17,867)
Total decrease in revenue		$(32,333)	(1)
Increased cost of sales:
Increased production costs and decreased royalty charges	$(11,129)		(2)
Increased depreciation and amortization	(24,401)		(3)
Total increase in cost of sales		$(35,530)
Decreased recovery on impairment reversal		(89,343)	(4)
Decreased income tax expense		37,887	(5)
Increased dilution gain, net of share of loss from associate		11,627	(6)
Decreased foreign exchange gain		(11,149)	(7)
Increased net gain on asset sales, commodity contracts and derivatives		10,964	(8)
Increased transaction costs		(10,229)	(9)
Decreased exploration and project development expense		8,617	(10)
Increased general and administrative expense		(1,252)	(11)
Increased interest and finance expense		(954)
Increased investment income and other expense		285
Net earnings, year ended December 31, 2018		$12,041

1.
Revenue for 2018 was $784.5 million, a $32.3 million decrease from the $816.8 million of revenue recognized in 2017. The major factor driving the decrease was a $34.2 million price variance from lower realized prices for silver, zinc and lead, partially offset by an estimated $3.5 million positive variance from higher quantities of metal sold, with 17.3 thousand additional ounces of gold sold in 2018 compared to 2017. Revenue in 2018 was also impacted by a $16.2 million positive variance from decreased selling costs, mainly from favorable changes in contract terms relating to concentrate treatment and refining charges.

PAN AMERICAN SILVER CORP.	25

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each year:

	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Silver(1) – koz	$15.61	16.99	23,160	24,212
Gold(1) – koz	$1,272	1,257	173.9	156.6
Zinc(1) – kt	$2,846	2,929	54.6	47.3
Lead(1) – kt	$2,189	2,351	20.6	20.7
Copper(1) – kt	$6,519	$6,174	9.2	12.7

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Realized prices for silver, lead, and zinc decreased by 8%, 7% and 3%, respectively, in 2018 compared to 2017. The realized price for copper increased by 6%, while gold prices remained relatively consistent.
Zinc and gold quantities sold in 2018 increased by 15% and 11%, respectively, compared to 2017, while copper and silver quantities sold decreased by 27% and 4%, respectively. Lead sales quantities were consistent year-over-year.

2.
Production cost increases were primarily driven by a net negative $12.0 million period-over-period change in NRV inventory adjustments (all at Dolores and Manantial Espejo) which increased 2018 costs by $24.3 million and increased 2017 costs by $12.3 million. In addition, 2018 production costs include a provision, with no comparable provision in 2017, of $3.9 million related to certain doré metal inventory held at a refinery used by the Company that filed for bankruptcy in November, 2018. The remainder of the increased production costs was largely driven by higher quantities of gold sold at Dolores, partially offset by the cessation of production at Alamo Dorado and decreased production costs at Manantial Espejo.

3.
Depreciation and amortization ("D&A") expense of $147.3 million in 2018 was $24.4 million more than the $122.9 million in 2017. The increase was mainly driven by higher D&A at Dolores, Morococha and La Colorada. The increased D&A at Dolores was attributable to higher depreciable asset bases from the recent expansions while the increased D&A at Morococha and La Colorada was due to increased sales volumes.

4.
Impairment charges of $27.8 million ($27.8 million, net of tax expense) were recorded in 2018, with impairment reversals of $61.6 million ($53.4 million, net of tax expense) recorded in 2017. Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year-end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considers impairment, or if previous impairment charges should be reversed, at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.

The Company’s key assumptions for determining the recoverable amounts of its various CGUs, for the purpose of testing for impairment or impairment reversals, include the most current operating and capital costs information and risk adjusted project specific discount rates. The Company uses an average of analysts’ consensus prices for the first four years of its economic modeling, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.

PAN AMERICAN SILVER CORP.	26

Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of December 31, 2018, based on certain indicators, reversals of impairment were required on the following CGUs:

	2018	2017
Manantial Espejo	$(27,789)	$—
Morococha	—	60,237
Calcatreu	—	1,317
	$(27,789)	$61,554
2018 Impairment - Manantial Espejo
The decrease in short term analyst consensus silver prices and the introduction of an export tax of three to four Argentine pesos per Dollar of export in September 2018 led management to conclude that there was an indication of impairment to its operating assets in Argentina, namely the Manantial Espejo mine, and the COSE and Joaquin projects. As at December 31, 2018, the Company determined that the combined Net Carrying Amount of the Manantial Espejo mine and the Joaquin and COSE development projects, including mineral properties, plant and equipment, and stockpile inventories, net of associated closure and decommissioning liabilities of $68.1 million was greater than the combined estimated recoverable amount of $39.3 million when using a 7.25% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, and the COSE and Joaquin projects, of $27.8 million ($27.8 million, net of tax).
2017 Impairment Reversal - Morococha
During the years ended December 2017 and 2016, Morococha generated significantly higher cash flows from operations than the amount assumed in the recoverable value estimation at December 31, 2015, primarily the results of continued costs performance and base metal prices being superior to prior expectations. Further, as of December 31, 2017, Morococha's estimated silver mineral reserve increased by 2.8 million ounces. As a result of the CGU's continued strong performance, increased silver mineral reserves and higher long-term metal prices, the Company recognized a reversal of the remaining unamortized impairment of $60.2 million ($52.1 million, net of tax) related to its investment in Morococha at December 31, 2017.
2017 Impairment Reversal - Calcatreu
On January 31, 2018, the Company completed the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns the Calcatreu project ("Calcatreu"), for total consideration of $15.0 million in cash (the "Aquiline Acquisition"). During Q4 2017, immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Calcatreu was re-measured to its recoverable amount, being its fair value less costs of disposal, based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal of $1.3 million in Q4 2017.
Key assumptions and sensitivity:
The metal prices used to calculate the recoverable amounts at December 31, 2018 and December 31, 2017 are based on analyst consensus prices and the Company’s long-term mineral reserve prices, and are summarized in the following tables:
Metal prices used at December 31, 2018:

Metal Prices	2019-2022 average	Long term
Silver - $/oz	$17.07	$18.50
Gold - $/oz	$1,300	$1,300
Zinc - $/tonne	$2,599	$2,400
Lead - $/tonne	$2,171	$2,100
Copper - $/tonne	$6,975	$6,000

PAN AMERICAN SILVER CORP.	27

Metal prices used at December 31, 2017:

Metal Prices	2018-2021 average	Long term
Silver - $/oz	$18.57	$18.50
Gold - $/oz	$1,307	$1,300
Zinc - $/tonne	$2,818	$2,600
Lead - $/tonne	$2,251	$2,200
Copper - $/tonne	$6,742	$5,500

In 2018, the discount rates used to present value the Company’s life of mine cash flows were derived from the Company’s weighted average cost of capital, which was calculated as 5.3% (2017 – 5.2%), with rates ranging from 4.5% to 9.8% (2017 - 4.0% to 9.0%) applied to the various mines and projects, depending on the Company’s assessment of country risk, project risk and other potential risks specific to each CGU.
The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2018, the Company performed a sensitivity analysis on all key assumptions that assumed a 10% adverse change to each assumption while holding the other assumptions constant.
At December 31, 2018, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to fair value less cost to sell ("FVLCTS") through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2017, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.

5.
Income tax expense for the year ended December 31, 2018 decreased to $21.1 million compared to $59.0 million in 2017. The $37.9 million year-over-year decrease in income tax expense was mainly due to the decrease in earnings before taxes from 2017 to 2018.

6.
Share of loss from associate and dilution gain for 2018 was $13.7 million, compared to $2.1 million in 2017 and related entirely to the Company's investment in Maverix Metals Inc. ("Maverix"). As a result of Maverix issuing common shares to acquire certain assets, dilution gains totaling $13.3 million were recognized in 2018, compared to gains of $2.3 million recorded in 2017. Further, during 2018, a $0.4 million gain was recognized for the Company's portion of Maverix's estimated income, compared to a loss of $0.2 million in 2017.

7.
Foreign exchange (“FX”) losses in 2018 were $9.3 million compared to FX gains of $1.8 million incurred in 2017. The 2018 losses were largely attributable to the depreciation of the Argentine peso, where 2017 gains arose mainly from the appreciation of the Mexican peso on the Company’s monetary assets denominated in those currencies.

8.
Gain on sale of assets, commodity contracts and derivatives variance was primarily the result of the sale of mineral properties, plant and equipment, which in 2018 was $8.0 million compared to $0.2 million in 2017. The increase is attributable to the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns the Calcatreu project, to Patagonia Gold Canada Inc in 2018 with no significant comparable asset sales with resulting gains or losses in 2017.

9.	Transactions costs incurred in 2018 relate to the Tahoe Acquisition described in the "Subsequent Events" section of this MD&A.

10.
Exploration and project development expenses were $11.1 million in 2018 compared to $19.8 million incurred in 2017. The year-over-year decrease was primarily the result of decreased exploration expense relating to

PAN AMERICAN SILVER CORP.	28

the COSE and Joaquin projects which were in the development phase in 2018, whereby all project costs were capitalized, as discussed in the "Project Development" section of this MD&A. Other exploration expenses recorded in each year relate to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $3.6 million was spent in 2018 compared to approximately $2.9 million in 2017.

11.
G&A expense was $22.6 million in 2018 compared to $21.4 million in 2017. The $1.2 million increase was primarily related to higher accrued bonuses for restricted share unit cash compensation that reference the Company’s share price. The Share-based compensation of $3.0 million in 2018 was comparable to the $3.1 million in 2017.

Statement of Cash Flows: 2018 versus 2017
Cash flow from operations in 2018 totaled $155.0 million, $69.6 million less than the $224.6 million generated in 2017. The decrease was largely the result of decreased cash mine operating earnings and a $16.0 million decrease in operating cash flows from working capital changes, coupled with a $26.4 million increase in taxes paid.
The period-over-period decrease in mine operating earnings, excluding non-cash D&A and inventory adjustments, was driven by decreased revenues, partially offset by decreased royalty costs and decreased production costs (excluding non-cash NRV inventory adjustments). Working capital changes in 2018 resulted in a $4.3 million use of cash, comprised mainly of inventory buildups and decreased provisions, partially offset by accounts payable buildups and collection of receivables. This use of cash compared to a source of working capital of $11.7 million in 2017, and was driven primarily by receivables and inventory draw downs, partially offset by decreased provisions.
Investing activities utilized $159.2 million in 2018, inclusive of $25.6 million used on the net purchase of short-term investments. The balance of 2018 investing activities consisted primarily of spending $144.3 million on mineral property, plant and equipment at the Company’s mines and projects, and the remaining $7.5 million payment used for the acquisition of the COSE project. In 2017, investing activities utilized $177.8 million inclusive of $14.3 million used on the net purchase of short-term investments, $142.2 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects, and $20.2 million for the acquisition of the COSE and Joaquin projects.
Financing activities in 2018 used $33.1 million compared to $51.5 million in 2017. Cash used in 2018 consisted of $21.3 million paid as dividends to shareholders, $7.9 million of lease repayments, $3.0 million for short-term loan repayments, and $1.1 million in proceeds on share issuances from the exercise of stock options. In 2017, $36.2 million in revolving Credit Facility repayments were made, $15.3 million of dividends were paid, $4.5 million of lease payments were made, $3.0 million was provided from short-term loan proceeds, and $2.6 million in proceeds were generated on share issuances from the exercises of stock options.
Adjusted Earnings: 2018 versus 2017
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description, and a reconciliation of these measures to the 2018 Financial Statements.
Adjusted Earnings in 2018 were $59.4 million, representing a basic adjusted earnings per share of $0.39, which was $18.3 million, or $0.12 per share, lower than 2017 adjusted earnings of $77.7 million, and basic adjusted earnings per share of $0.51, respectively.

PAN AMERICAN SILVER CORP.	29

The following chart illustrates the key factors leading to the change in adjusted earnings from 2017 to 2018:

PAN AMERICAN SILVER CORP.	30

Income Statement: Q4 2018 versus Q4 2017
Net loss of $63.6 million was recorded in Q4 2018 compared to net earnings of $49.7 million in Q4 2017, which corresponds to basic loss per share of $0.42 and basic earnings per share of $0.32, respectively.
The following table highlights the key items driving the difference between the net loss in Q4 2018 as compared to the net earnings recorded in Q4 2017:

Net earnings, three months ended December 31, 2017 (in thousands of USD)		$49,664	Note
Decreased revenue:
Decreased realized metal prices	$(30,318)
Lower quantities of metal sold	(28,811)
Decreased direct selling costs	4,794
Increased positive settlement adjustments	1,661
Total decrease in revenue		$(52,674)	(1)
Decreased cost of sales:
Decreased production costs and decreased royalty charges	$7,728		(2)
Increased depreciation and amortization	(3,005)		(3)
Total decrease in cost of sales		$4,723
Decreased recovery on impairment reversal		(89,343)	(4)
Decreased income tax expense		33,170	(5)
Increased transaction costs		(10,229)	(6)
Increased net gain on asset sales, commodity contracts and derivatives		2,979	(7)
Decreased investment income and other expense		(870)
Decreased exploration and project development expense		760
Increased general and administrative expense		(718)
Decreased foreign exchange gain		(646)
Decreased dilution gain, net of share of loss from associate		(441)
Decreased interest and finance expense		48
Net loss, three months ended December 31, 2018		$(63,577)

1.
Revenue for Q4 2018 was $173.4 million, a $52.7 million decrease from $226.0 million in Q4 2017. The major factors for the decrease were: a $30.3 million price variance from lower realized metal prices for all metals, and a $28.8 million variance from lower quantities of metal sold, primarily from silver, gold and copper sales; offset slightly by a $4.8 million decrease in direct selling costs, primarily from favorable changes in contract terms relating to concentrate treatment and refining charges, and a $1.7 million increase in positive settlement adjustments on concentrate shipments.

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Silver(1) – koz	$14.35	$16.65	5,299	6,659
Gold(1) – koz	$1,232	$1,276	36.6	44.7
Zinc(1) – kt	$2,508	$3,282	15.6	12.6
Lead(1) – kt	$1,914	$2,472	5.4	5.2
Copper(1) – kt	$6,098	$6,811	2.1	3.0
(1) Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	31

Decreased quarter-over-quarter realized silver, gold, and copper prices of 14%, 3% and 10%, respectively, had the most significant impact on revenues. Lead and zinc price decreases of 23% and 24%, respectively, also negatively impacted Q4 2018 revenue.
Sales volumes decreased for all metals except lead and zinc. The quantity of silver sold in Q4 2018 was 20% lower than in Q4 2017, largely from build-up of inventories. Quarter-over-quarter gold and copper sales volumes decreased by 18% and 31%, respectively, while quantities of lead and zinc sold increased by 4% and 24%, respectively.

2.
Production and royalty costs variances were comprised of a $4.2 million reduction in royalty costs and a $3.5 million reduction in production costs, reflecting the quarter-over-quarter decrease in the quantity of metal sold. The quarter-over-quarter production cost variance included a negative $7.8 million NRV inventory movement, mainly from Dolores, which added $11.4 million to Dolores production costs in Q4 2018, compared to increasing costs by $4.1 million in Q4 2017. Reduced royalty costs in Q4 2018 were largely attributable to lower sales volumes from the San Vicente mine.

3.
D&A expense of $37.2 million in Q4 2018 was $3.0 million higher than in Q4 2017, largely the result of increased D&A at Dolores on account of higher depreciable asset-bases, as well as from increased quantities of metal sold.

4.
Impairment charges of $27.8 million ($27.8 million, net of tax expense) were recorded in Q4 2018, compared to impairment reversals of $61.6 million ($53.4 million, net of tax expense) recorded in Q4 2017. The Q4 2018 impairment charge related to the previously discussed charge at Manantial Espejo and the Q4 2017 impairment reversals related to the reversals at Morococha and Calcatreu.

5.
Income tax expense in Q4 2018 was $6.0 million compared to $39.2 million in Q4 2017. The $33.2 million decrease was mainly due to a decrease in earnings before taxes. The decrease in tax expense caused by this reduction in earnings was partially offset by: (i) the Q4 2018 impairment charge for Manantial Espejo and the COSE and Joaquin projects for which no tax benefit could be recorded; and, (ii) the impairment reversal for Morococha, which decreased Q4 2017 tax expense by approximately $11.8 million.

6.	Transactions costs incurred in Q4 2018 relate to the Tahoe Acquisition described in the "Subsequent Events" section of this MD&A.

7.
Gain on sale of assets, commodity contracts and derivatives in Q4 2018 was primarily attributable to gains from foreign currency hedge contracts of $0.6 million partially offset by losses from metals hedge contracts and derivatives of $0.2 million which resulted in gains of $0.4 million in Q4 2018 compared to losses of $2.6 million in Q4 2017.

Statement of Cash Flows: Q4 2018 versus Q4 2017
Cash flow from operations in Q4 2018 totaled $11.9 million, $67.4 million less than the $79.3 million generated in Q4 2017. The decrease was largely the result of approximately $43.4 million lower cash mine operating earnings, a $20.1 million decrease in operating cash flows from working capital changes and a $4.0 million increase in taxes paid.
The period-over-period decrease in mine operating earnings, excluding non-cash D&A and inventory adjustments, was driven by decreased revenues, partially offset by increased production costs (excluding non-cash NRV inventory adjustments). Working capital changes in Q4 2018 resulted in a $4.9 million use of cash comprised mainly of inventory buildups offset slightly by payables settlements. Comparatively, working capital changes added $15.2 million to Q4 2017 operating cash flows, largely from inventory draw-downs.
Investing activities utilized $51.0 million in Q4 2018, inclusive of $10.0 million used on the net purchase of short-term investments. The balance of Q4 2018 investing activities related primarily to spending $42.3 million on mineral property, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q4 2017, investing activities utilized $36.8 million inclusive of $0.7 million used on the net purchase of short-term investments. The majority of Q4 2017 investing activity cash flow reflected $36.5 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.

PAN AMERICAN SILVER CORP.	32

Financing activities in Q4 2018 used $8.7 million compared to $2.5 million in Q4 2017. Cash used in Q4 2018 consisted of $5.4 million paid as dividends to shareholders, $2.2 million of lease repayments, and $1.2 million of distributions to non-controlling interests. In Q4 2017, cash used in financing activities consisted of $3.8 million in dividends to shareholders and $1.3 million of lease repayments, offset by $3.0 million in short-term debt advances.
Adjusted Earnings: Q4 2018 versus Q4 2017
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the 2018 Financial Statements.
Adjusted Loss in Q4 2018 was $2.0 million, representing a basic adjusted loss per share of $0.01, which was $21.2 million, or $0.14 per share, lower than Q4 2017 adjusted earnings of $19.2 million, and basic adjusted earnings per share of $0.13.
The following chart illustrates the key factors leading to the change in adjusted earnings from Q4 2017 to Q4 2018:

PAN AMERICAN SILVER CORP.	33

LIQUIDITY AND CAPITAL POSITION
Liquidity and Capital

Liquidity and Capital Measures (in $000s)	Dec. 31, 2018	Sept. 30, 2018	Dec. 31, 2017	Q4 2018 Change	2018 Change
Cash and cash equivalents ("Cash")	138,510	186,424	175,953	(47,914)	(37,443)
Short-term Investments	74,004	66,233	51,590	7,771	22,414
Cash and Short-term investments	212,514	252,657	227,543	(40,143)	(15,029)
Working Capital	397,846	443,586	410,756	(45,740)	(12,910)
Revolving Credit Facility ("RCF") Availability	300,000	300,000	300,000	—	—
Amount drawn on RCF	—	—	—	—	—
Shareholders' equity	1,513,349	1,581,602	1,521,051	(68,253)	(7,702)
Total debt (1)	6,676	8,439	10,559	(1,763)	(3,883)
Capital (2)	1,307,511	1,337,384	1,304,067	(29,873)	3,444

(1)	Total debt is a Non-GAAP measure calculated as the total of amounts drawn on the Revolving Credit Facility, finance lease liabilities and loans payable.

(2)	The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments.
Liquidity
The Company's net liquidity position decreased by $40.1 million and $15.0 million during Q4 2018 and 2018, respectively. Operating cash flows in Q4 2018 of $11.9 million, which included $12.1 million in tax payments and a $4.9 million use of cash from working capital changes, financed a portion of the Company's investing and financing activities in the quarter. The significant financing and investing activity cash outflows in the quarter included $42.3 million in payments for mineral property plant and equipment, and $5.4 million in dividend payments.
2018 annual operating cash flows of $155.0 million, which included $75.2 million in tax payments and an $4.3 million use of cash from working capital changes, financed the majority of the Company's investing and financing activities in the year. The significant financing and investing activity cash outflows in the year included $144.3 million in payments for mineral property plant and equipment, and $21.3 million in dividend payments.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company (the "Board"), and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at December 31, 2018 of $397.8 million decreased by $45.7 million from September 30, 2018. The decrease was mainly attributable to the $40.1 million liquidity decrease described above, along with a $10.2 million increase in accounts payable and accrued liabilities and a $5.5 million decrease in inventories, which were impacted by $13.3 million in negative NRV adjustments in Q4 2018, partially offset by a $9.4 million increase in trade and other receivables. Since December 31, 2017, working capital decreased by $12.9 million, primarily from: the $15.0 million liquidity decrease described above; a $13.7 million decrease in trade and other receivables, and the nonrecurring $7.9 million of assets held for sale as at December 31, 2017 all partially offset by a net $11.0 million decrease in accounts payable, accrued liabilities and loans payable and a $13.9 million decrease in net current tax liabilities.
Capital Resources
The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, Pan American utilizes a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

PAN AMERICAN SILVER CORP.	34

The Company's four-year, $300.0 million secured revolving credit facility that was set to mature on April 15, 2020 (the “RCF”) remained undrawn as of December 31, 2018 and December 31, 2017, and the Company was in compliance with all covenants required by the RCF. In February 2019, in part related to the Tahoe Acquisition discussed in the "Subsequent Events" section of this MD&A, the Company amended and extended its RCF ("Amended RCF"). The Amended RCF has been increased by $200.0 million to $500.0 million, and matures on February 1, 2023. At Pan American's option, amounts can be drawn under the Amended RCF and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Company drew down US$301 million under the Amended RCF, under LIBOR-based interest rates to fund, in part, the cash purchase price under the Tahoe Acquisition and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which US$125 million had been drawn.
The Company’s financial position at December 31, 2018, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2019 working capital requirements, commitments, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance or cash flows over the next twelve months cannot be determined with any degree of certainty.
Commitments
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cash flow:

Payments due by period 2018
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Financial liabilities
Accounts payable and accrued liabilities other than:	$128,486	$—	$—	$—	$128,486
Severance accrual	1,791	3,763	534	112	6,200
Employee compensation	1,466	—	—	—	1,466
Total accounts payable and accrued liabilities	131,743	3,763	534	112	136,152
Loss on commodity contracts	51	—	—	—	51
Provisions(1)(2)	3,123	547	720	178	4,568
Income taxes payable	8,306	—	—	—	8,306

Other commitments
Capital and operating expenditure commitments	7,947	7,898	2,885	530	19,260
Future employee compensation	1,530	4,911	—	—	6,441
Credit facility charges	1,200	350	—	—	1,550
Total contractual obligations(2)	$153,900	$17,469	$4,139	$820	$176,328

(1)	Total litigation provision as further discussed in Note 17 of the 2018 Financial Statements.

(2)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $1.9 million, long-term $68.6 million) as discussed in Note 17 of the 2018 Financial Statements (2017 - current $5.6 million, long-term $59.8 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (2017 - $20.8 million) discussed in Note 19 of the 2018 Financial Statements, and deferred tax liabilities of $148.8 million (2017 - $171.2 million).

Outstanding Share Amounts
As at December 31, 2018, the Company had approximately 0.7 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $23.61 and a weighted average life of 52 months. Approximately 0.5 million of the stock options were vested and exercisable at December 31, 2018, with an average weighted exercise price of CAD $13.92 per share.

PAN AMERICAN SILVER CORP.	35

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 12, 2019
Common shares	209,438,868
Options (1)	1,534,261
Total	210,973,129

(1)	As part of the Tahoe Acquisition the Company issued 835,874 replacement options with exercise prices in the range of CAD $20.52 to CAD $97.26 and a weighted average life of 33 months.
In January 2019, the Company obtained shareholder approval to increase its authorized share capital from 200 million to 400 million Common Shares without par value.
As part of the consideration payable to Tahoe shareholders in connection with the Tahoe Acquisition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.  Please refer to the Subsequent Events section of this MD&A for additional information.

CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis, except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of December 31, 2018 was $159.1 million (December 31, 2017 - $142.2 million) using inflation rates of between 2% and 17% (2017 - between 2% and 25%). The inflated and discounted provision on the statement of financial position as at December 31, 2018, using discount rates between 2% and 22% (December 31, 2017 - between 2% and 24%), was $70.6 million (December 31, 2017 - $65.4 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines began in 2016, while the remainder of the obligations are expected to be paid through 2040 or later if mine life is extended. Revisions made to the reclamation obligations in Q4 2018 were primarily a result of increased site disturbance from the ordinary course of operations at the mines, reclamation activities at the Alamo Dorado mine, as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion of the discount charged in Q4 2018 and 2018 earnings as finance expense were $1.6 million and $6.5 million, respectively (Q4 2017 and 2017 - $1.5 million and $6.0 million, respectively). Reclamation expenditures incurred during Q4 2018 and 2018 were $2.0 million and $7.8 million, respectively (Q4 2017 and 2017 - $4.7 million and $8.7 million, respectively).

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. Related party transactions with Maverix have been disclosed in Note 13 of the 2018 Financial Statements.

PAN AMERICAN SILVER CORP.	36

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
AISCSOS
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)		2018	2017	2018	2017
Direct operating costs		$119,070	$134,202	$487,462	$488,363
Inventory NRV adjustments	A	13,263	5,495	24,330	12,307
Production costs(1)		$132,334	$139,697	$511,793	$500,670
Royalties		4,601	8,809	20,673	24,510
Direct selling costs (2)		14,614	19,408	53,119	69,344
Less by-product credits (2)		(107,468)	(131,679)	(483,325)	(462,663)
Cash cost of sales net of by-products (3)		$44,080	$36,235	$102,259	$131,862
Sustaining capital (4)		$29,377	$25,573	$106,030	$84,215
Exploration and project development(5)		3,509	4,269	11,138	17,858
Reclamation cost accretion		1,631	1,493	6,524	5,973
General and administrative expense		5,450	4,732	22,649	21,397
All-in sustaining costs (3)	B	$84,048	$72,303	$248,601	$261,304
Payable ounces sold (in thousands)	C	5,299	6,659	23,160	24,212
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$15.86	$10.86	$10.73	$10.79
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	(B-A)/C	$13.36	$10.03	$9.68	$10.28

(1)
Productions costs used to calculate 2018 and Q4 2018 AISCSOS excludes $3.9 million of costs to produce certain doré metal inventory that was subsequently written-off in full as a result of the inventory being held at a refinery that filed for bankruptcy in November of 2018.

(2)	Included in the revenue line of the consolidated income statements, and for by-product credits are reflective of realized metal prices for the applicable periods.

(3)	Totals may not add due to rounding.

(4)
Please refer to the table below.  2018 annual sustaining capital cash outflows included in this table were $0.8 million more than the $105.2 million of sustaining capital expenditures capitalized in 2018 (2017, $0.2 million less than the $84.4 million capitalized). The difference is due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(5)	The amounts for 2017 year-to-date exclude $1.9 million from non-cash project development write-downs.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as non-sustaining capital) is not. Inclusion of sustaining capital only is a measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the items noted below are associated with the La Colorada expansion project, the Dolores leach pad and other expansionary expenditures considered to be investment capital projects.

PAN AMERICAN SILVER CORP.	37

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2018	2017	2018	2017
Payments for mineral properties, plant and equipment(1)	$42,302	$36,473	$144,348	$142,232
Add/(Subtract)
Advances received for leases	450	1,385	7,028	5,000
Non-Sustaining capital	(13,375)	(12,284)	(45,346)	(63,017)
Sustaining Capital(2)	$29,377	$25,573	$106,030	$84,215

(1)	As presented on the consolidated statements of cash flows.

(2)	Totals may not add due to rounding

Three months ended December 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	16,947	39,667	19,707	16,096	6,984	19,671		119,070
NRV inventory adjustments	—	11,440	—	—	—	1,822		13,263
Production costs	16,947	51,107	19,707	16,096	6,984	21,494		132,334
Royalties	130	1,642	—	—	2,554	275		4,601
Direct selling costs	2,050	31	6,061	2,524	1,816	2,132		14,614
Less by-product credits	(14,749)	(35,862)	(23,696)	(19,013)	(6,231)	(7,917)		(107,468)
Cash cost of sales net of by-products(1)	4,378	16,919	2,073	(394)	5,123	15,984		44,080
Sustaining capital	5,364	13,255	5,653	3,039	1,628	436		29,377
Exploration and project development	711	241	7	123	—	51	2,375	3,509
Reclamation cost accretion	114	351	152	87	63	708	156	1,631
General & administrative expense	—	—	—	—	—	—	5,450	5,450
All-in sustaining costs(1)	10,567	30,766	7,885	2,855	6,814	17,178	7,981	84,048
Payable ounces sold (thousand)	1,780	870	858	674	502	615		5,299

All-in sustaining cost per silver ounce sold, net of by-products	$5.93	$35.36	$9.19	$4.24	$13.57	$27.94		$15.86
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	5.93	22.21	9.19	4.24	13.57	24.98		13.36

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	70,248	154,598	75,382	68,068	33,461	85,705		487,462
NRV inventory adjustments		24,567				(238)		24,330
Production costs	70,248	179,165	75,382	68,068	33,461	85,468	0	511,793
Royalties	616	7,991	—	—	9,943	2,124		20,673
Direct selling costs	8,537	129	21,326	13,313	7,451	2,363		53,119
Less by-product credits	(63,442)	(170,337)	(91,155)	(93,142)	(20,829)	(44,420)		(483,325)
Cash cost of sales net of by-products(1)	15,959	16,949	5,553	(11,761)	30,026	45,534		102,259
Sustaining capital	15,462	48,842	17,109	14,840	6,949	2,827		106,030
Exploration and project development	880	1,594	660	598	—	744	6,661	11,138
Reclamation cost accretion	457	1,405	609	347	252	2,832	622	6,524
General & administrative expense	—	—	—	—	—	—	22,649	22,649
All-in sustaining costs(1)	32,758	68,790	23,931	4,024	37,227	51,937	29,932	248,601
Payable ounces sold (thousand)	7,069	4,205	3,094	2,652	3,054	3,086		23,160

All-in sustaining cost per silver ounce sold, net of by-products	$4.63	$16.36	$7.73	$1.52	$12.19	$16.83		$10.73
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$4.63	$10.52	$7.73	$1.52	$12.19	$16.91		$9.68

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	38

Three months ended December 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	16,580	35,739	3,957	19,551	16,931	10,484	30,960		134,202
NRV inventory adjustments	—	4,098	(1,916)	—	—	—	3,313		5,495
Production costs	16,580	39,838	2,041	19,551	16,931	10,484	34,273		139,697
Royalties	106	1,966	—	—	—	6,105	633		8,809
Direct selling costs	4,066	31	248	6,659	5,014	3,383	8		19,408
Less by-product credits	(18,316)	(39,317)	(61)	(24,653)	(26,767)	(6,969)	(15,595)		(131,679)
Cash cost of sales net of by-products(1)	2,435	2,518	2,227	1,557	(4,823)	13,002	19,319		36,235
Sustaining capital	2,576	13,303	—	3,548	3,162	1,939	1,045		25,573
Exploration and project development	73	564	—	428	543	—	936	1,726	4,269
Reclamation cost accretion	112	296	89	162	105	56	619	54	1,493
General & administrative expense	—	—	—	—	—	—	—	4,732	4,732
All-in sustaining costs(1)	5,196	16,682	2,317	5,695	(1,013)	14,998	21,918	6,511	72,303
Payable ounces sold (thousand)	1,847	1,225	133	813	658	1,218	766		6,659

All-in sustaining cost per silver ounce sold, net of by-products	$2.81	$13.62	$17.45	$7.00	$(1.54)	$12.31	$28.63		$10.86
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$2.81	$10.27	$31.89	$7.00	$(1.54)	$12.31	$24.30		$10.03

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	67,170	116,104	20,477	75,551	63,967	34,731	110,362		488,363
NRV inventory adjustments		6,847	(2,598)				8,058		12,307
Production costs	67,170	122,951	17,879	75,551	63,967	34,731	118,420		500,670
Royalties	475	6,501	79	—	—	14,321	3,134		24,510
Direct selling costs	12,235	93	479	26,238	18,770	10,740	789		69,344
Less by-product credits	(64,133)	(128,351)	(3,467)	(97,715)	(94,233)	(16,278)	(58,485)		(462,663)
Cash cost of sales net of by-products(1)	15,748	1,194	14,970	4,074	(11,496)	43,513	63,858		131,862
Sustaining capital	13,970	36,071	—	10,267	12,428	8,146	3,333		84,215
Exploration and project development	251	2,444	—	1,713	1,629	—	4,588	7,232	17,858
Reclamation cost accretion	448	1,186	357	646	420	225	2,474	216	5,973
General & administrative expense	—	—	—	—	—	—	—	21,397	21,397
All-in sustaining costs(1)	30,417	40,894	15,327	16,701	2,981	51,884	74,254	28,845	261,304
Payable ounces sold (thousand)	6,853	4,089	867	3,181	2,448	3,603	3,171		24,212

All-in sustaining cost per silver ounce sold, net of by-products	$4.44	$10.00	$17.69	$5.25	$1.22	$14.40	$23.42		$10.79
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$4.44	$8.33	$20.68	$5.25	$1.22	$14.40	$20.88		$10.28

(1)	Totals may not add due to rounding.

Cash Costs per Ounce of Silver, net of by-product credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

PAN AMERICAN SILVER CORP.	39

Cash Costs per Ounce of Silver, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.
To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars except as noted)		2018	2017	2018	2017
Production costs		$136,177	$139,697	$515,636	$500,670
Add/(Subtract)
Royalties		4,601	8,809	20,673	24,510
Smelting, refining, and transportation charges		14,736	18,469	57,137	73,222
Worker’s participation and voluntary payments		(616)	(1,374)	(3,506)	(5,067)
Change in inventories		5,922	(12,776)	16,581	(16,011)
Other		(1,090)	555	(8,866)	1,559
Non-controlling interests (1)		(456)	(64)	(875)	(1,126)
Inventory NRV adjustments		(13,263)	(5,495)	(24,330)	(12,307)
Cash Operating Costs before by-product credits(2)		146,012	147,820	572,449	565,450
Less gold credit		(44,609)	(54,648)	(224,716)	(196,649)
Less zinc credit		(42,270)	(40,826)	(162,646)	(137,826)
Less lead credit		(11,482)	(12,687)	(46,501)	(46,948)
Less copper credit		(12,707)	(20,026)	(60,706)	(77,348)
Cash Operating Costs net of by-product credits (2)	A	34,945	19,633	77,881	106,678
Payable Silver Production (koz)	B	5,710	6,172	23,258	23,444
Cash Costs per ounce net of by-product credits	A/B	$6.12	$3.18	$3.35	$4.55

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended December 31, 2018 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$20,448	$41,872	$—	$25,721	$18,147	$15,422	$22,527	$144,136
Less gold credit	b1	(1,223)	(36,065)	—	—	298	(63)	(7,578)	(44,631)
Less zinc credit	b2	(11,342)	—	—	(10,426)	(12,845)	(6,251)	—	(40,865)
Less lead credit	b3	(4,492)	—	—	(3,991)	(2,593)	(179)	—	(11,255)
Less copper credit	b4	—	—	—	(8,930)	(2,617)	(893)	—	(12,441)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,058)	$(36,065)	$—	$(23,346)	$(17,757)	$(7,386)	$(7,578)	$(109,192)
Cash Costs net of by-product credits	C=(A+B)	$3,390	$5,807	$—	$2,374	$390	$8,036	$14,948	$34,945

Payable ounces of silver (thousand)	D	1,955	823	—	841	636	870	586	5,710

Cash cost per ounce net of by-products	C/D	$1.73	$7.06	NA	$2.82	$0.61	$9.23	$25.53	$6.12
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	40

Twelve months ended December 31, 2018(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$81,578	$166,048	$—	$96,464	$75,836	$56,973	$87,074	$563,974
Less gold credit	b1	(4,802)	(173,657)	—	(3)	(1,673)	(284)	(44,142)	(224,561)
Less zinc credit	b2	(43,777)	—	—	(41,422)	(54,392)	(17,573)	—	(157,164)
Less lead credit	b3	(18,459)	—	—	(16,786)	(9,819)	(584)	—	(45,648)
Less copper credit	b4	—	—	—	(33,193)	(20,658)	(4,868)	—	(58,719)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(67,038)	$(173,657)	$—	$(91,405)	$(86,542)	$(23,309)	$(44,142)	$(486,093)
Cash Costs net of by-product credits	C=(A+B)	$14,541	$(7,608)	$—	$5,060	$(10,706)	$33,664	$42,932	$77,883

Payable ounces of silver (thousand)	D	7,196	4,075	—	3,107	2,467	3,326	3,086	23,258

Cash cost per ounce net of by-products	C/D	$2.02	$(1.87)	NA	$1.63	$(4.34)	$10.12	$13.91	$3.35
(1) Totals may not add due to rounding.

Three months ended December 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$18,708	34,778	$136	$26,440	$20,276	$15,300	$29,800	$145,437
Less gold credit	b1	(1,377)	(39,708)	(90)	(9)	(625)	(79)	(12,704)	(54,592)
Less zinc credit	b2	(11,337)	—	—	(12,296)	(12,205)	(3,767)	—	(39,605)
Less lead credit	b3	(5,232)	—	—	(4,758)	(2,361)	(131)	—	(12,483)
Less copper credit	b4	—	—	—	(7,671)	(9,585)	(1,868)	—	(19,124)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,947)	$(39,708)	$(90)	$(24,733)	$(24,776)	$(5,845)	$(12,704)	$(125,804)
Cash Costs net of by-product credits	C=(A+B)	$761	$(4,930)	$46	$1,706	$(4,500)	$9,455	$17,095	$19,633

Payable ounces of silver (thousand)	D	1,777	1,254	22	821	607	1,046	645	6,172

Cash cost per ounce net of by-products	C/D	$0.43	$(3.93)	$2.09	$2.08	$(7.42)	$9.04	$26.52	$3.18
(1) Totals may not add due to rounding.

Twelve months ended December 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$75,407	122,532	$12,666	$101,588	$76,085	$55,286	$113,726	$557,291
Less gold credit	b1	(4,477)	(129,503)	(2,498)	(148)	(2,639)	(305)	(56,842)	(196,411)
Less zinc credit	b2	(37,967)	—	—	(46,080)	(39,402)	(10,522)	—	(133,972)
Less lead credit	b3	(18,994)	—	—	(19,039)	(7,573)	(672)	—	(46,278)
Less copper credit	b4	—	—	(46)	(32,059)	(38,315)	(3,533)	—	(73,952)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(61,438)	$(129,503)	$(2,544)	$(97,327)	$(87,929)	$(15,032)	$(56,842)	$(450,614)
Cash Costs net of by-product credits	C=(A+B)	$13,970	$(6,971)	$10,123	$4,261	$(11,844)	$40,254	$56,884	$106,677

Payable ounces of silver (thousand)	D	6,709	4,225	614	3,164	2,219	3,396	3,117	23,444

Cash cost per ounce net of by-products	C/D	$2.08	$(1.65)	$16.49	$1.35	$(5.34)	$11.85	$18.25	$4.55
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	41

Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and twelve months ended December 31, 2018 and 2017, to the net earnings for each period.

	Three Months Ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2018	2017	2018	2017
Net (loss) earnings for the period	$(63,577)	$49,664	$12,041	$123,451
Adjust for:
Loss (gain) on derivatives	60	(64)	1,078	(64)
Impairment charges (reversals)	27,789	(61,554)	27,789	(61,554)
Write-down of project development costs	—	—	—	1,898
Unrealized foreign exchange (gains) losses	(348)	362	10,337	(383)
Net realizable value adjustment of heap inventory	12,977	4,936	24,082	10,060
Unrealized losses (gains) on commodity and foreign currency contracts	765	2,190	(2,481)	(909)
Mine operation severance costs	—	—	—	3,509
Share of loss (income) from associate and dilution gain	182	(259)	(13,679)	(2,052)
Reversal of previously accrued tax liabilities	—	—	(1,188)	(2,793)
Metal inventory loss	4,670	—	4,670	—
Transaction costs	10,229	—	10,229	—
Losses (gains) on sale of mineral properties, plant and equipment	56	794	(7,973)	(191)
Closure and decommissioning liability adjustment	2,832	4,515	2,832	8,388
Adjust for effect of taxes relating to the above	(5,832)	6,046	(9,914)	2,273
Adjust for effect of foreign exchange on taxes	8,175	12,589	1,611	(3,928)
Adjusted (loss) earnings for the period	$(2,022)	$19,219	$59,434	$77,705
Weighted average shares for the period	153,352	153,207	153,315	153,070
Adjusted (loss) earnings per share for the period	$(0.01)	$0.13	$0.39	$0.51

Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt, finance lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

PAN AMERICAN SILVER CORP.	42

RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in foreign jurisdictions such as Peru, Mexico, Argentina and Bolivia; environmental risks; and risks related to its relations with employees. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC", and in the Financial Instruments and related risks section of the 2018 Financial Statements. Certain additional risk factors relating to the business of Tahoe are described in the Company’s management information circular dated December 4, 2018, with respect to the Arrangement, which is available on SEDAR at www.sedar.com. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company's is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the Company's 2018 Financial Statements under Note 8 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following provides a description of the risks related to financial instruments and how management manages these risks:
Trading Activities and Credit Risk
The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market, or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. The Doe Run Peru smelter remains closed and we are owed approximately $7.6 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.
As at December 31, 2018, we had receivable balances associated with buyers of our concentrates of $40.8 million (2017- $52.0 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
Silver doré production is refined under long-term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. For example, in November 2018, Republic Metals Corporation ("Republic"), a refinery used by us, filed for bankruptcy. At the time of the bankruptcy, Republic had possession of approximately $4.9 million of our metal, which for accounting purposes has been fully provided for, and we are pursuing a claim to collect the metals, or in lieu thereof, damages. As at December 31, 2018, we had approximately $19.7 million (2017 - $21.9 million) contained in precious metal inventory

PAN AMERICAN SILVER CORP.	43

at refineries. We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and while at the refineries.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the our counterparties' credit risk to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2018, the Company had made $14.4 million of supplier advances (December 31, 2017 - $14.3 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.
We currently have an aggregate consolidated indebtedness of approximately $6.7 million, comprised of capital leases. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on this debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
Foreign currency exchange rate risk
We report our financial statements in USD, however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since Pan American’s sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

PAN AMERICAN SILVER CORP.	44

From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $22.5 million in CAD, $2.7 million in MXN, $1.3 million in PEN, $2.7 million in ARS, and $0.3 million in BOB as at December 31, 2018. The Company recorded gains of $0.6 million and $0.7 million on the MXN forward contracts for Q4 2018 and full-year 2018, respectively (Q4 2017 and full-year 2017 losses of $0.8 million and gains of $3.8 million, respectively). As at December 31, 2018, the Company had outstanding positions on $36.0M in foreign currency exposure of MXN purchases with put rates of $20.00 and call rates ranging from $20.72 to $23.97 expiring between January 2019 and December 2019.
The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2019, expressed in percentage terms:
2019 Cost of Sales Exchange Rate Sensitivity

		MXN/USD
		$18.00	$18.50	$19.00	$19.50	$20.00	$20.50	$21.00
PEN/ USD	$3.03	103%	102%	102%	101%	101%	101%	100%
	$3.13	102%	102%	101%	101%	101%	100%	100%
	$3.23	102%	101%	101%	100%	100%	100%	99%
	$3.33	101%	101%	100%	100%	100%	99%	99%
	$3.43	101%	100%	100%	100%	99%	99%	98%
	$3.53	101%	100%	100%	99%	99%	98%	98%
	$3.63	100%	100%	99%	99%	98%	98%	98%
	$3.73	100%	99%	99%	98%	98%	98%	97%
The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized locally to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.
Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold, and therefore fluctuations in the price of these metals significantly affect our operations and profitability. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond the Company’s control. The Board continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2019, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

PAN AMERICAN SILVER CORP.	45

2019 Revenue Metal Price Sensitivity

		Gold Price
		$950	$1,050	$1,150	$1,250	$1,350	$1,450	$1,550
Silver Price	$11.50	83%	86%	88%	90%	92%	94%	96%
	$12.50	87%	89%	91%	93%	95%	98%	100%
	$13.50	90%	92%	94%	97%	99%	101%	103%
	$14.50	94%	96%	98%	100%	102%	104%	106%
	$15.50	97%	99%	101%	103%	106%	108%	110%
	$16.50	100%	102%	105%	107%	109%	111%	113%
	$17.50	104%	106%	108%	110%	112%	114%	117%
	$18.50	107%	109%	111%	113%	116%	118%	120%
Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to our 2019 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold, expressed in percentage terms:
2019 Cash Cost Metal Price Sensitivity

		Gold Price
		$950	$1,050	$1,150	$1,250	$1,350	$1,450	$1,550
Zinc Price	$2,300	132%	125%	117%	109%	101%	93%	85%
	$2,400	129%	122%	114%	106%	98%	90%	82%
	$2,500	126%	118%	111%	103%	95%	87%	79%
	$2,600	123%	116%	108%	100%	92%	84%	76%
	$2,700	121%	113%	105%	98%	90%	82%	74%
	$2,800	118%	111%	103%	95%	87%	79%	71%
	$2,900	116%	108%	100%	93%	85%	77%	69%
	$3,000	113%	106%	98%	90%	82%	74%	66%
The price of silver and other metals are affected by numerous factors beyond our control, including:

•	global and regional levels of supply and demand;

•	sales by government holders and other third parties;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability, demand and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates, inflation and currency values;

•	increased demand for silver or other metals for new technologies; and

•	reduced demand resulting from obsolescence of technologies and processes utilizing silver and other metals.
Declining market prices for these metals could materially adversely affect our operations and profitability. A decrease in the market price of silver, gold and other metals could affect the commercial viability of our mines and production

PAN AMERICAN SILVER CORP.	46

at some of our mining properties. Lower prices could also adversely affect future exploration and our ability to develop mineral properties and mines, including the development of capital intensive projects such as Navidad, all of which would have a material adverse impact on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at sustainable levels.
If market prices of gold and silver remain below levels used in Pan American’s impairment testing and reserve prices for an extended period of time, Pan American may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring Pan American to perform an impairment assessment on related assets. Pan American further discusses key assumptions used in measuring the recoverable amounts of its mining assets in Note 12 of Pan American’s Audited Consolidated Financial Statements for the year ended December 31, 2018. Due to the sensitivity of the recoverable amounts to long term metal prices, as well as to other factors including changes to mine plans and cost escalations, any significant change in these key assumptions and inputs could result in impairment charges in future periods.
From time to time, we mitigate the market price risk associated with our base metal production by committing some of our forecast base metal production to forward sales and options contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. As at December 31, 2018 the only put and call contracts the Company had outstanding was for 3,000 tonnes of lead, with a floor of $1,800 and a cap of $2,175 from January 2019 to June 2019.
We take the view that our precious metals production should not be hedged, thereby allowing the maximum exposure to precious metal prices. However, in extreme circumstances, the Board may make exceptions to this approach. Such decisions could have material adverse effects upon our financial performance, financial position, and results of operations.
Taxation Risks
We are exposed to tax related risks. In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

PAN AMERICAN SILVER CORP.	47

Claims and Legal Proceedings
We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, or employees of former or current owners of our operations, some of which involve claims of significant value, for matters ranging from workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, the Company or its subsidiaries may become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became, and continue to be, the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. Tahoe has disputed the allegations made in these suits, however the outcomes are not determinable at this time. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may impact our operations and profitability if lost.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by the Company. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.
Foreign Operations
As at December 31, 2018, all of our production and revenues were derived from our operations in Peru, Mexico, Argentina and Bolivia, and, as a result, we are exposed to a number of risks and uncertainties, including:

•
expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

•	changing political and fiscal regimes, and economic and regulatory instability;

•	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;

•	delays or inability to obtain or maintain necessary permits, licenses or approvals;

•	opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims;

•	restrictions on foreign investment;

•	unreliable or undeveloped infrastructure;

•	labour unrest and scarcity;

•	difficulty obtaining key equipment and components for equipment;

•	regulations and restrictions with respect to imports and exports;

•	high rates of inflation;

•	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;

•	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

•	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

PAN AMERICAN SILVER CORP.	48

•	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;

•	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;

•	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;

•	civil unrest, terrorism and hostage taking;

•	military repression and increased likelihood of international conflicts or aggression; and

•	increased public health concerns.
Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia.
In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to unilaterally amend or enact laws, and which enshrined the concept that all natural resources belong to the Bolivian people. On May 28, 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to such migration and possible renegotiation of key terms. The primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
On June 25, 2015, the Bolivian government further enacted the New Conciliation and Arbitration Law, which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, its application is unclear and we await clarification by regulatory authorities in order to assess its impact on our business.
In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability.
Government Regulations
Our operations, exploration, and development activities are subject to extensive laws and regulations in the jurisdictions in which we conduct our business, including with respect to:

•	environmental protection, including carbon emissions;

•	permitting;

•	management and use of toxic substances and explosives;

•	management and use of natural resources, including water and energy supplies;

•	management of waste and waste water;

•	exploration, development, production, and post-closure reclamation of mines;

•	imports and exports;

•	transportation;

PAN AMERICAN SILVER CORP.	49

•	price controls;

•	taxation;

•	mining royalties;

•	labour standards, employee profit-sharing and occupational health and safety, including mine safety;

•	human rights;

•	social matters, including historic and cultural preservation, engagement and consultation, local hiring and procurement, development funds;

•	anti-corruption and anti-money laundering; and

•	data protection and privacy.
The costs associated with compliance with these and future laws and regulations can be substantial, and changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. In addition, the regulatory and legal framework in some jurisdictions in which we operate are out-dated, unclear and at times, inconsistent. A failure to comply with these laws and regulations, including with respect to our past and current operations, and possibly even actions of parties from whom we acquired our mines or properties, could lead to, among other things, the imposition of substantial fines, penalties, sanctions, the revocation of licenses or approvals, expropriation, forced reduction or suspension of operations, and other civil, regulatory or criminal proceedings.
Many of the jurisdictions in which we operate also have certain laws or policies that impose restrictions on mining activities. For example, there are currently laws in the Province of Chubut, Argentina, which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province. As currently enacted, the laws in the Province of Chubut would likely render any future construction and development of the Navidad property uneconomic or not possible at all. There is no guarantee that these restrictions on mining will be removed or that they will not become more restrictive, or that new constraints will not be imposed, including those that might have significant economic impacts on our operations and profitability.
Unanticipated or drastic changes in laws and regulations have affected our operations in the past. For example, under the previous political regime in Argentina, the government intensified the use of severe price, foreign exchange, and import controls in response to unfavourable domestic economic trends. These included informal restrictions on dividend, interest, and service payments abroad and limitations on the ability to convert ARS into USD, exposing us to additional risks of ARS devaluation and high domestic inflation. The new federal government elected in 2015 has eased many of the previously instituted controls and restrictions, but in September 2018, it introduced a new export duty on silver and gold doré exported from Argentina. The duty is scheduled to expire on December 31, 2020. However, for the period from September to December 2018, we paid approximately $1.6 million in export duties, representing an average rate for the export duty of approximately 8% or revenue.
As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource rich countries. The addition of new taxes, specifically those aimed at mining companies, could have a material impact on our operations and will directly affect profitability and our financial results.
In late December 2016, for example, the Zacatecas state government in Mexico enacted a new set of ecological taxes which took effect on January 1, 2017. The Zacatecas Tax applies broadly across a number of industries in the State of Zacatecas that involve extraction, emissions to the air, soil or water, and deposits of residue or waste. The Zacatecas Tax primarily effects the La Colorada mine in respect of the materials placed in its tailings storage facility. We paid approximately $1.2 million in respect of the Zacatecas Tax in 2018, however, the validity of the Zacatecas Tax has been challenged on constitutional grounds by various parties, including Pan American.

PAN AMERICAN SILVER CORP.	50

In addition to more targeted changes in taxation, we are also subject to broad-based changes. For example, in December 2017, the United States’ Tax Cuts and Job Act (the “US Tax Reform”) was enacted, which made significant changes to income tax law in the United States. Among the many provision included in the US Tax Reform, the most notable change was a reduction in the general corporate income tax rate from 35% to 21%, effective January 1, 2018.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain, and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments and assumptions using the most current information available. The significant judgments and key sources of estimation uncertainty in the application of accounting policies are described in Note 4 and Note 5 of the 2018 Financial Statements, respectively.
Readers should also refer to Note 3 of the 2018 Financial Statements, for the Company’s summary of significant accounting policies.

CHANGES IN ACCOUNTING STANDARDS
New and Amended IFRS Standards that are Effective for the Current Year
Financial Instruments
On January 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments with a single, forward-looking 'expected loss' impairment model, and significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. There was no impact from IFRS 9 on the Company's classification and measurement of financial assets and liabilities, except for equity securities as described below.
Under IFRS 9, subsequent to initial recognition, financial assets are classified and measured at either: amortized cost, fair value through other comprehensive income ("FVTOCI") or at fair value through profit or loss ("FVTPL"). The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.
IFRS 9 introduced a single expected credit loss impairment model for financial assets measured at amortized cost and for debt instruments at FVTOCI, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.
IFRS 9 changed the requirements for hedge effectiveness and consequently for the application of hedge accounting, which did not impact the Company. As the Company does not apply hedge accounting, either under IAS 39 or IFRS 9, the adoption of IFRS 9 with regards to hedge accounting did not impact the Company or its accounting policies.
The Company has not restated comparative 2017 information for financial instruments in the scope of IFRS 9. Therefore, the comparative 2017 information is reported under IAS 39 and is not comparable to the information presented for 2018. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings as of January 1, 2018. The adoption of IFRS 9 did not result in a change in carrying value of any of our financial instruments on the transition date. The main area of change was the accounting for equity securities previously classified as available for sale.
In accordance with IFRS 9 guidance, investments in equity securities that are neither subsidiaries nor associates (“equity securities”) are categorized as FVTPL unless they are designated as FVTOCI. Further, investments in equity securities, previously classified as available for sale, are now classified at FVTPL. As of January 1, 2018 equity securities are measured at FVTPL, prior to this and under IAS 39 these assets were initially recorded at fair value with subsequent

PAN AMERICAN SILVER CORP.	51

measurements recorded at FVTOCI. The Company continued to designate its short term investments other than equity securities as financial assets at FVTOCI. This change in measurement classification resulted in an adjustment to opening retained earnings on January 1, 2018 for the historical unrealized gains and losses on the Company’s existing equity securities investments. The adjustment was $1.6 million with a corresponding adjustment to accumulated other comprehensive income.
The Company's financial instrument policy in accordance with IFRS 9 is disclosed in Note 3(g) of the 2018 Financial Statements.
Revenue Recognition
The Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which replaced IAS 11 - Construction Contracts; IAS 18 - Revenue, and other revenue interpretations.
IFRS 15 requires either a full retrospective application, whereby comparative information is restated in accordance with IFRS 15, or a modified retrospective application, whereby the cumulative impact of adoption is recognized in opening retained earnings, as of January 1, 2018, and comparative period balances are not restated. The Company elected to apply the modified retrospective approach, though the new standard had no cumulative impact as at January 1, 2018.
IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer, and introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new framework did not result in a change in the way the Company recognizes or measures revenue but additional disclosures have been presented in Note 3(f) as a result of adopting IFRS 15. Further, the standard introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligations on a relative stand-alone selling price basis.  The Company may from time to time enter into concentrate contracts where the Company is responsible for shipping and insurance costs necessary to bring the goods to a named destination after the date on which control of the goods is transferred to the customer.  Accordingly, under IFRS 15, a portion of the revenue earned under such contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over the time the obligations are fulfilled.  There were no such contracts in 2017, nor in 2018.
The Company's revenue recognition policy in accordance with IFRS 15 is disclosed in Note 3(f) of the 2018 Financial Statements.
Other Narrow Scope Amendments
The Company has adopted IFRIC interpretation 22 - Foreign Currency Transactions and Advanced Consideration, and narrow scope amendments to IFRS 2 - Share-based Payment, which did not have a material impact on the Company’s consolidated financial statements.
New and amended IFRS standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
Leases
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.

PAN AMERICAN SILVER CORP.	52

The Company plans to apply IFRS 16 at the date it becomes effective and has selected the modified retrospective transition approach, which does not require restatement of comparative periods, instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied. The Company does not intend to bring short-term leases (contracts with terms that end within 12 months of the mandatory transition date) or low value leases on balance sheet. Costs for these items will continue to be expensed directly to the Consolidated Income Statements.
The Company is close to finalizing its implementation project. It is expected that the Company will record a material balance of lease assets and associated lease liabilities on the Consolidated Statements of Financial Position at January 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these lease assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows in the Consolidated Statements of Cash Flows.
Uncertainty Over Income Tax Treatments
IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") provides guidance regarding the application of the IAS 12 Income Taxes recognition and measurement requirements where there is uncertainty surrounding income tax treatment of a tax position. To apply IFRIC 23, the Company must determine whether it is probable that the relevant tax authorities will accept an uncertain tax treatment used, or proposed to be used, in its income tax filings. If it determined that the tax authorities will accept the tax treatment, the Company should account for the impact consistent with that tax treatment. If it is determined that the tax authorities are not likely to accept the tax treatment, the Company should account for the impact of the uncertainty in the period in which this determination is made.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and can be applied with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of IFRIC 23 will have a significant impact on the Company’s consolidated financial statements.
Annual Improvements 2015-2017 Cycle
In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations ("IFRS 3"), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company's consolidated financial statements.
CORPORATE GOVERNANCE, SOCIAL RESPONSIBILITY, AND ENVIRONMENTAL STEWARDSHIP
Governance
Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC. We believe that our current corporate governance systems meet or exceed these requirements.
Our Board oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of seven directors, six of whom are independent as at December 31, 2018.  As at the date of this MD&A, the Board is comprised of nine directors, seven of whom are dependent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Nominating and Governance Committee, appointed by the Board, oversees the effective functioning of the Board and the implementation of governance best practices.
We believe that good corporate governance is important to the effective performance of the Company, and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

PAN AMERICAN SILVER CORP.	53

Corporate Social Responsibility
The Health, Safety, Environment, and Communities Committee, appointed by the Board, provides oversight for the corporate social initiatives of the Company and reports directly to the Board. We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Strengthening the production chain of livestock breeding.

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and women.

•	Promoting community health with emphasis on immunizations, optometry, and oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.
Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in each phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.
We build and operate mines in varied environments across the Americas. From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact surrounding habitats and communities.
We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste facilities. The data collected often significantly advances scientific knowledge about the environments and regions where we work.
The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.
Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.
We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staff from all mines participate in the audits, which improves integration and consolidation of company-wide standards across our operations. In 2018, audits were conducted on the Huaron and Morococha mines. In 2017, audits were conducted on the Dolores, La Colorada and Manantial Espejo mines. No material issues were identified in either the 2018 or 2017 environmental audits.

PAN AMERICAN SILVER CORP.	54

SUBSEQUENT EVENTS
On February 22, 2019, the Company completed the Tahoe Acquisition. Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Pan American share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Pan American shares issued of 56.0 million. Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe share. The holders of 290,226,406 Tahoe shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Pan American share per Tahoe share.
In addition, Tahoe shareholders received contingent consideration in the form of one CVR for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years.
As a result of the acquisition of Tahoe, the Company paid $275 million in cash, issued 55,990,512 common shares of Pan American, and issued 313,887,490 CVRs. After this share issuance, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27%, of the shares of the combined company. The Company has determined that this transaction represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019 closing share price of Pan American's common shares, the total consideration of the acquisition is approximately $1.1 billion. We began consolidating the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards.
Tahoe is a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principle mines: Timmins West and Bell Creek in Canada; La Arena and Shahuindo in Peru; and Escobal in Guatamela. The Escobal mine's operations have been suspended since June 2017.
As the transaction closed in February 2019, the initial allocation of the purchase price to the assets and liabilities acquired is not complete. The main areas under consideration are the values attributable to the mineral interests of each of the mines acquired. We will disclose a preliminary purchase price allocation in our first quarter 2019 condensed consolidated interim financial statements.
Acquisition related costs incurred in 2018 amounted to $10.2 million, have been expensed, and are presented as transaction costs as at December 31, 2018.

DISCLOSURE CONTROLS AND PROCEDURES
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2018, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective.

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Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2018, Pan American’s internal control over financial reporting was effective.
Management reviewed the results of management’s assessment with the Audit Committee of the Board. Deloitte LLP, an independent registered public accounting firm, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Deloitte LLP has provided such opinions.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2018 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

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MINERAL RESERVES AND RESOURCES

Pan American Silver Corporation Mineral Reserves as of December 31, 2018 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Proven	6.3	156	31.4	N/A	N/A	0.55	1.36	2.84
		Probable	4.1	163	21.7	N/A	N/A	0.42	1.49	2.84
Morococha(92.3%) (3)	Peru	Proven	3.7	160	19.0	N/A	N/A	0.44	1.36	4.17
		Probable	3.1	150	15.1	N/A	N/A	0.32	1.26	3.32
La Colorada	Mexico	Proven	4.3	387	53.5	0.31	42.9	N/A	1.66	2.92
		Probable	4.3	346	47.5	0.27	36.6	N/A	1.21	2.13
Dolores	Mexico	Proven	35.8	27	31.3	0.86	990.8	N/A	N/A	N/A
		Probable	8.7	27	7.7	0.79	220.4	N/A	N/A	N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9	N/A	N/A	N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A	N/A	N/A
Manantial Espejo	Argentina	Proven	1.2	156	5.9	1.26	47.3	N/A	N/A	N/A
		Probable	0.1	204	0.9	3.64	16.0	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Proven	1.5	396	19.3	N/A	N/A	0.43	0.34	3.00
		Probable	0.7	383	8.9	N/A	N/A	0.40	0.37	2.90
Joaquin	Argentina	Probable	0.5	721	11.0	0.41	6.2	N/A	N/A	N/A
COSE	Argentina	Probable	0.1	918	2.2	17.7	43.3	N/A	N/A	N/A
Totals (4)		Proven + Probable	90.0	97	279.8	0.76	1,719.5	0.45	1.31	2.98
(1)
Prices used to estimate mineral reserves for 2018 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,400 per tonne of zinc, $2,100 per tonne of lead, and $6,000 per tonne of copper, except at Manantial Espejo where $16.50 per ounce of silver and $1,250 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.
(2)
Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(3)
This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP.	57

Pan American Silver Corporation Measured and Indicated Mineral Resources as of December 31, 2018 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Measured	2.1	155	10.4	N/A	N/A	0.19	1.56	2.91
		Indicated	1.7	151	8.3	N/A	N/A	0.30	1.47	2.76
Morococha (92.3%) (3)	Peru	Measured	0.3	145	1.4	N/A	N/A	0.21	0.87	2.15
		Indicated	0.5	151	2.4	N/A	N/A	0.26	0.98	2.93
La Colorada	Mexico	Measured	0.6	193	3.7	0.22	4.2	N/A	0.60	1.00
		Indicated	2.0	156	9.9	0.15	9.4	N/A	0.54	1.11
Dolores	Mexico	Measured	4.5	20	2.8	0.25	36.4	N/A	N/A	N/A
		Indicated	1.6	27	1.4	0.53	27.4	N/A	N/A	N/A
La Bolsa	Mexico	Measured	1.4	11	0.5	0.90	39.9	N/A	N/A	N/A
		Indicated	4.5	9	1.3	0.50	71.2	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	0.1	169	0.8	1.66	7.8	N/A	N/A	N/A
		Indicated	0.2	241	1.4	2.86	16.5	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Measured	0.8	154	4.0	N/A	N/A	0.21	0.17	2.23
		Indicated	0.2	148	0.9	N/A	N/A	0.22	0.22	1.73
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Joaquin	Argentina	Indicated	0.1	385	0.7	0.58	1.1	N/A	N/A	N/A
Totals (4)		Measured+Indicated	186.3	121	682.1	0.58	478.5	0.05	0.86	2.18
(1)
Prices used to estimate mineral resources for 2018 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,400 per tonne of zinc, $2,100 per tonne of lead, and $6,000 per tonne of copper, except at Dolores and Manantial Espejo, where $24.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices for Joaquin were $25.00 per ounce of silver and $1,400 per ounce of gold. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
(2)
Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101 - Standards of Disclosure for Mineral Projects.
(3)
This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

Pan American Silver Corporation Inferred Mineral Resources as of December 31, 2018 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Inferred	6.2	157	31.0	N/A	N/A	0.37	1.50	2.75
Morococha (92.3%) (3)	Peru	Inferred	4.7	140	21.4	N/A	N/A	0.38	1.08	4.30
La Colorada	Mexico	Inferred	6.2	185	37.1	0.20	40.8	N/A	2.08	4.09
Dolores	Mexico	Inferred	4.3	45	6.2	1.15	158.5	N/A	N/A	N/A
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	0.5	194	3.0	2.71	41.4	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Inferred	2.5	322	26.3	N/A	N/A	0.27	0.33	3.44
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Joaquin	Argentina	Inferred	0.01	389	0.1	1.29	0.2	N/A	N/A	N/A
COSE	Argentina	Inferred	0.03	382	0.3	7.10	6.3	N/A	N/A	N/A
Totals (4)		Inferred	108.0	92	248.0	0.59	917.5	0.10	0.83	3.64
(1)
Prices used to estimate mineral resources for 2018 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,400 per tonne of zinc, $2,100 per tonne of lead, and $6,000 per tonne of copper, except at Dolores and Manantial Espejo, where $24.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for Joaquin were $25.00 per ounce of silver and $1,400 per ounce of gold. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
(2)
Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101 - Standards of Disclosure for Mineral Projects.
(3)
This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP.	58

Dolores, Mexico, as of December 31, 2018:

Location	Classification	Tonnes (Mt)	Ag ppm	Ag contained metal (Moz)	Au ppm	Au contained metal (koz)
Open pit	Proven	30.16	26.0	24.7	0.90	868.0
	Probable	7.42	20.0	4.7	0.51	122.0
	Proven + Probable	37.58	24.0	29.4	0.82	990.0
Underground	Proven	1.71	81.0	4.4	1.62	89.0
	Probable	1.29	72.0	3.0	2.38	99.0
	Proven + Probable	3.00	77.0	7.4	1.95	188.0
Stockpiles	Proven	3.90	17.0	2.2	0.27	34.0
	Probable	—	—	—	—	—
	Proven + Probable	3.90	17.0	2.2	0.27	34.0
All	Proven	35.76	27.0	31.3	0.86	991.0
	Probable	8.71	27.0	7.7	0.79	220.0
	Proven + Probable	44.47	27.0	39.0	0.85	1,211.0
Notes: Totals may not add up due to rounding. Mineral reserve estimates were prepared under the supervision of or were reviewed by Martin Wafforn, P. Eng., Senior Vice President, Technical Services and Process Optimization of Pan American. Mineral reserves have been estimated using metal prices of $18.50 per ounce of silver and $1,300 per ounce of gold.

General Notes Applicable to the Foregoing Tables:
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company's Annual Information Form dated March 12, 2019, available at www.sedar.com for further information on the Company's material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.
Grades are shown as contained metal before mill recoveries are applied.

TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2019, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	59

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per ounce of silver and all-in sustaining costs per silver ounce sold; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the development of the Joaquin and COSE projects, and exploration of the newly discovered skarn deposit at La Colorada, and the anticipated financial and operational results of such projects; the intention to provide updated guidance related to the Tahoe Acquisition in the second quarter of 2019; forecast capital and non-operating spending; the timing and method of payment of compensation; anticipated volatility in effective tax rates and contributing factors; the implementation of new accounting standards, and the anticipated effect of such accounting standards on the Company’s financial statements; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; the ability of the Company to successfully integrate Tahoe's operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in

PAN AMERICAN SILVER CORP.	60

maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form as well as those factors identified in the section entitled "Risk Factors" in the Company's management information circular dated December 4, 2018with respect to the Arrangement, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American, in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public companies that report in accordance with U.S. standards.

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